File No. 333-22611

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:               THE FIRST TRUST COMBINED
                                        SERIES 271

B.   Name of Depositor:                 NIKE SECURITIES L.P.

C.   Complete Address of                1001 Warrenville Road
     Depositor's Principal              Lisle, Illinois  60532
     Offices:

D.   Name and Complete Address          NIKE SECURITIES L.P.
     of Agents for Service:             Attention: James A. Bowen
                                        1001 Warrenville Road
                                        Lisle, Illinois  60532

                                        CHAPMAN AND CUTLER
                                        Attention: Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities                An indefinite number
     Being Registered:                  of units pursuant to Rule
                                        24f-2 promulgated under
                                        the Investment Company
                                        Act of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:                As soon as practicable
                                        after the effective date
                                        of the Registration
                                        Statement.

   :XXX: Check box if it is proposed that this filing will become effective on November 13, 1997 at 1:30 p.m.
          pursuant to Rule 487.
                    THE FIRST TRUST COMBINED

                           SERIES 271

                      Cross Reference Sheet

Pursuant to Rule 404(c) of Regulation C Under the Securities Act
                             of 1933

(Form N-8B-2 Items Required by Instruction 1 as to Prospectus on
                            Form S-6)


Form N-8B-2 Item Number            Form S-6 Heading in Prospectus


           I.     ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust

     (b)  Title of securities issued       Prospectus Part I -
                                           Front Cover Page

2.   Name and address of Depositor         Summary of Essential
                                             Information;
                                          Information as to
                                          Sponsor, Trustee and
                                          Evaluator

3.   Name and address of Trustee           Summary of Essential
                                             Information
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriter                           Sponsor, Trustee and
                                           Evaluator

5.   Organization of Trust                 What is the First
                                           Trust Combined
                                           Series?

6.   Execution and termination of          What is the First
     Trust Agreement                       Trust Combined
                                           Series?; Other
                                           Information

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *



  II.    GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE
                              TRUST

10.  General information regarding         What is the First
     Trust's securities                    Trust Combined
                                           Series?; Public
                                           Offering; Rights of
                                           Unit Holders;
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

11.  Type of securities comprising         Prospectus Front Cover
     units                                 Page; What is the
                                           First Trust Combined
                                           Series?; Portfolio

12.  Certain information regarding            *
     periodic payment certificates

13.  (a)  Load, fees, expenses, etc.       Prospectus Front Cover
                                           Page; Special Trust
                                           Information; What is
                                           the First Trust
                                           Combined Series?;
                                           Rights of Unit
                                           Holders; What are the
                                           Expenses and Charges?

     (b)  Certain information regard-         *
          ing periodic payment
          certificates

     (c)  Certain percentages              Prospectus Front Cover
                                              Page
                                           Summary of Essential
                                           Information; What is
                                           the First Trust
                                           Combined Series?;
                                           Public Offering

     (d)  Certain other fees, etc.         Rights of Unit Holders
          payable by holders

     (e)  Certain profits receivable       Public Offering;
          by depositor, principal             Portfolio
          underwriter, trustee or
          affiliated persons

     (f)  Ratio of annual charges to          *
          income

14.  Issuance of Trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments         *
     from purchasers

16.  Acquisition and disposition of        What is the First
     underlying securities                 Trust Combined
                                           Series?; Information
                                           as Sponsor, Trustee
                                           and Evaluator

17.  Withdrawal or redemption              Public Offering;
                                           Rights of Unit
                                           Holders

18.  (a)  Receipt and disposition          Prospectus Front Cover
          of income                        Page; Rights of Unit
                                           Holders

     (b)  Reinvestment of                  Rights of Unit Holders
          distributions

     (c)  Reserves or special funds        What is the First
                                           Trust Combined
                                           Series?; Rights of
                                           Unit Holders

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions      Information as to
     of Trust Agreement                    Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

21.  Loans to security holders                *

22.  Limitations on liability              What is the First
                                           Trust Combined
                                           Series?; Information
                                           as to Sponsor,
                                           Trustee and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions of             *
     Trust Agreement.


    III.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF
                            DEPOSITOR

25.  Organization of Depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by Depositor               *

27.  Business of Depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to offi-          *
     cials and affiliated persons
     of Depositor

29.  Voting securities of Depositor           *

30.  Person controlling Depositor             *

31.  Payments by Depositor for                *
     certain services rendered to
     Trust

32.  Payments by Depositor for                *
     certain services rendered
     to Trust

33.  Remuneration of employees of             *
     Depositor for certain services
     rendered to Trust

34.  Remuneration of other persons            *
     for certain services rendered
     to Trust


        IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of Trust's securi-       Public Offering
     ties by states

36.  Suspension of sales of Trust's           *
     securities

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  NASD membership of princi-       Information as to
          pal underwriter                  Sponsor, Trustee and
                                           Evaluator

40.  Certain fees received by                 *
     principal underwriter

41.  (a)  Business of principal            Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of principal         *
          underwriter

     (c)  Salesmen of principal               *
          underwriter

42.  Ownership of Trust's securities          *
     by certain persons

43   Certain brokerage commissions            *
     received by principal under-
     writer

44.  (a)  Method of valuation              Prospectus Front Cover
          Summary of Essential             Page; What is the
          Information                      First Trust
                                           Combined Series?;
                                           Public Offering

     (b)  Schedule as to offering          *
          price

     (c)  Variation in offering            Public Offering
          price to certain
          persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering
     underlying securities                 Rights of Unit Holders


     V.     INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as to
     Trustee                               Sponsor, Trustee and
                                           Evaluator

49.  Fees and expenses of Trustee          What is the First
                                           Trust Combined
                                           Series?

50.  Trustee's lien                        What is the First
                                           Trust Combined
                                           Series?


VI.    INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  Insurance of holders of Trust's          *
     securities


                   VII.   POLICY OF REGISTRANT

52.  (a)  Provisions of Trust agree-       Rights of Unit Holders
          ment with respect to selec-
          tion or elimination of
          underlying securities

     (b)  Transactions involving              *
          elimination of underlying
          securities

     (c)  Policy regarding substitu-       Rights of Unit Holders
          tion or elimination of
          underlying securities

     (d)  Fundamental policy not              *
          otherwise covered

53.  Tax status of Trust                   What is the First
                                           Trust Combined
                                           Series?


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.  Certain information regarding            *
     periodic payment plan certificates
57.

58.

59.  Financial statements (Instruc-        Opinion of Independent
     tions 1(c) to Form S-6)               Auditors; Statement of
                                           Net Assets of the
                                           Trusts

* Inapplicable, answer negative or not required.


Part I of II


                         NEW YORK INSURED TRUST
                       SERIES 61-LONG INTERMEDIATE

      (The First Trust (registered trademark) Combined Series 271)
                           Prospectus - Part I



THIS PART I OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART II OF THE PROSPECTUS DATED NOVEMBER 25, 1997. BOTH PARTS I AND II OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



New York Insured Trust, Series 61-Long Intermediate (the "New York Insured Trust"), consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New York or certain states or United States Territories which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, New York income tax and local tax, as detailed below.



The objectives of the Trust are conservation of capital and income exempt from Federal and applicable state and local income taxes. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.



The New York Insured Trust consists of five obligations of issuers located in New York. The Bond issues in the Trust are either general obligations of governmental entities or are revenue bonds payable from the income of a specific project or authority. The Bonds in the Trust are divided by purpose of issue and represent the percentage of aggregate principal amount of the Bonds as indicated by the following table:



Number                                                 Portfolio
of Issues       Purpose of Issue                       Percentage
__________      ___________________                    ____________
3               General Obligation                      57.18%
2               Health Care                             42.82%



Each Bond issue represents 10% or more of the aggregate principal amount of the Bonds in the Trust. The largest such issue represents approximately 23%. None of the Bonds in the Trust are subject to call within five years of the Initial Date of Deposit, although certain Bonds may be subject to an extraordinary call.



Approximately 39% of the aggregate principal amount (approximately 39% of the aggregate offering price) of the Bonds in the Trust were purchased at a premium over par value. Certain of these Bonds are subject to redemption pursuant to call provisions in approximately seven to nine years after the Initial Date of Deposit. See "What is the First Trust Combined Series?," "New York Insured Trust, Series 61-Long
Intermediate-Portfolio" contained herein and "Description of Bond
Ratings" in the Information Supplement.



All of the Bonds included in the Trust are insured. The insurance guarantees the timely payment of principal and interest of the Bonds, but does not guarantee the value of the Bonds or the Units. As a result of the insurance, the Bonds and the Units in the Trust have received a rating of "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). The percentage of the aggregate face amount insured by each insurance company is:




Insurance Company                              Portfolio Percentage
_________________                              __________________
Financial Guaranty Insurance Company           37.96%
MBIA Insurance Company                         23.36%
AMBAC Indemnity Corporation                    19.46%
Financial Security Assurance, Inc.             19.22%
                                               ____________
                                               100% Insured
                                               ____________


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus is November 25, 1997

                    SUMMARY OF ESSENTIAL INFORMATION

        At the Opening of Business on the Initial Date of Deposit
                     of the Bonds-November 25, 1997


           Sponsor: Nike Securities L.P.
           Trustee: The Chase Manhattan Bank
         Evaluator: Securities Evaluation Service, Inc.


General Information
Principal Amount of Bonds in the Trust                                                                       $2,055,000
Number of Units                                                                                                   2,147
Fractional Undivided Interest in the Trust per Unit                                                             1/2,147
Principal Amount (Par Value) of Bonds per Unit (1)                                                           $   957.15
Public Offering Price:
   Aggregate Offering Price Evaluation of Bonds in the Portfolio                                             $2,050,394
   Aggregate Offering Price Evaluation per Unit                                                              $   955.00
   Sales Charge 4.5% (4.712% of the Aggregate Price Evaluation per Unit)                                     $    45.00
   Public Offering Price per Unit (2)                                                                        $ 1,000.00
Sponsor's Initial Repurchase Price per Unit (2)                                                              $   955.00
Redemption Price per Unit (3)                                                                                $   952.61
Excess of Public Offering Price per Unit Over Redemption Price per Unit                                      $    47.39
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit                         $     2.39

First Settlement Date                           December 1, 1997
Discretionary Liquidation Amount                The Trust may be terminated if the value of the Trust is less than 20% of the aggregate principal amount of the Bonds deposited in the Trust during the primary offering period.
Mandatory Termination Date                      December 31, 2045

______________

(1) Many unit investment trusts comprised of municipal securities issue a number of Units such that each Unit represents approximately $1,000 principal amount of underlying securities. For the New York Insured Trust, the Sponsor has elected to provide that number of Units which will establish as close as possible as of the opening of business on the Initial Date of Deposit a Public Offering Price per Unit of $1,000. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or will mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Will There Be a Secondary Market?" in Part II of this Prospectus.

(3) See "How May Units be Redeemed?" in Part II of this Prospectus.

  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading
  (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.


                        Special Trust Information

                                                                                      Monthly            Semi-Annual
                                                                                       ________          ___________

Calculation of Estimated Net Annual Unit Income:
    Estimated Annual Interest Income per Unit                                          $  47.58          $  47.58
    Estimated Annual Trust Expense per Unit:
     Trustee's Fees                                                                    $   1.36          $    .91
    Evaluator's Fees ($.30 per $1,000 principal amount of Bonds
     at the Initial Date of Deposit)                                                   $    .29          $    .29
    Supervisory and Administrative Fees (1)                                            $    .49          $    .49
    Other Expenses                                                                     $    .40          $    .35
                                                                                       _________         _________
Less: Estimated Annual Expense per Unit                                                $   2.54          $   2.04
                                                                                       _________         _________
Estimated Net Annual Interest Income per Unit                                          $  45.04          $  45.54
Calculation of Interest Distribution per Unit
    Divided by 12 and 2, respectively                                                  $   3.75          $  22.77
Estimated Daily Rate of Net Interest Accrual per Unit                                  $.125111          $.126500
Initial Distribution - December 31, 1997 (2)                                           $   1.75          $   1.77
Regular Distribution (2)                                                               $   3.75          $  22.77
    (Commencing)                                                                        1/31/98            6/30/98
Estimated Current Return Based on Public Offering Price (3)                                4.50%             4.55%
Estimated Long-Term Return Based on Public Offering Price (3)                              4.31%             4.36%
CUSIP                                                                     3371M5            544               551

_________________

(1) Supervisory Fees are payable to an affiliate of the Sponsor.
Bookkeeping and Administrative Fees are payable to the Sponsor.

(2) Additional information concerning distributions of interest and principal can be found in "How are Interest and Principal Distributed?" in Part II of this Prospectus.

(3) See "What are Estimated Long-Term Return and Estimated Current Return?" in Part II of this Prospectus for a description of how these returns are calculated. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Trustee at no charge by calling the Trustee at the number listed in Part II of this Prospectus.

                          New York Risk Factors

The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. Historically, the State has been one of the wealthiest states in the nation; however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence.

The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop comparable financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On January 21, 1994, the State entered into a settlement with Delaware with respect to State of Delaware v. State of New York. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.

Moody's rating of the State's general obligation bonds stood at A2 as of October 7, 1997, and S&P's ratings stood at A as of August 28, 1997.

Further information concerning New York risk factors may be obtained upon written or telephonic request to the Trustee as described in "Information as to Sponsor, Trustee and Evaluator-Who is the Trustee?" in Part II of this Prospectus.

                           New York Tax Status

In the opinion of Carter, Ledyard & Milburn, New York, New York, Special Counsel to the Fund for New York tax matters, under existing law:

The New York Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders under the existing income tax laws of the State and City of New York in the same manner as for Federal income tax purposes (subject to differences in accounting for discount and premium to the extent the State and/or City of New York do not conform to current Federal law);

Individuals holding units of the New York Insured Trust who reside in New York State or City will not be subject to State and City personal income tax on interest income which is excludable from Federal gross income under section 103 of the Internal Revenue Code of 1986 and derived from any obligation of New York State or a political subdivision thereof, or of the Government of Puerto Rico or a political subdivision thereof, or of the Government of Guam or by its authority, although they will be subject to New York State and City personal income tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed; and

For individuals holding units of the New York Insured Trust who reside in New York State or City, any proceeds paid to the Trustee under the applicable insurance policies which represent maturing interest on defaulted obligations held by the Trustee will not be subject to New York State or City personal income tax if, and to the same extent as, such interest would not have been subject to New York State or City personal income tax if paid by the issuer of the defaulted obligations.

For information with respect to the Federal income tax status and other tax matters, see "What is the Federal Tax Status of Unit Holders?" in
Part II of this Prospectus.

               Federal and New York State Tax-Free Income

The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under combined Federal and state taxes, using published 1997 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a Federal bracket, the higher state bracket is combined with the Federal bracket. The combined state and Federal tax rates shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $121,200. The table does not reflect the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal Federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.


                                      TAXABLE EQUIVALENT YIELD

              Taxable Income ($1,000's)                                       Tax-Exempt Yield
                                                                  4.00%             4.50%             5.00%
Single Return              Joint Return          Tax Rate*                 Taxable Equivalent Yield
_____________              ______________        _________        ______            ______            ______
$     0 -24.65             $     0 -41.20        20.8%            5.05%             5.68              6.31
  24.65 -59.75               41.20 -99.60        32.9             5.96              6.71              7.45
 59.75 -124.65              99.60 -151.75        35.7             6.22              7.00              7.78
124.65 -271.05             151.75 -271.05        40.4             6.71              7.55              8.39
   Over 271.05                Over 271.05        43.7             7.10              7.99              8.88

___________

* Please note that the table does not reflect (i) any Federal or state limitations on the amounts of allowable itemized deductions, phase-outs of personal or dependent exemption credits or other allowable credit,
(ii) any local taxes imposed, or (iii) any taxes other than personal income taxes. The table assumes that Federal taxable income is equal to state income subject to tax, and in cases where more than one state rate falls within a Federal bracket, the highest state rate corresponding to the highest income within that Federal bracket is used. Further, the table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.

           New York Insured Trust, Series 61-Long Intermediate
                                Portfolio

              Units Rated "AAA"* at the Opening of Business
     On the Initial Date of Deposit of the Bonds-November 25, 1997



Aggregate       Issue Represented by Sponsor's                                              Redemption          Cost to
Principal       Contracts to Purchase Bonds (1)                             Rating (2)      Provisions (3)      the Trust
_________       _______________________________                             __________      ______________      _________
$  395,000      Bay Shore Union Free School District,                       Aaa (4)         2006 @ 101          $  397,445
                Suffolk County, New York, School District
                Serial-1997 (General Obligation)  (FSA Insured),
                5.125%, Due 11/01/2011

   400,000      Dormitory Authority of the State of New York,               AAA             2004 @ 105             405,212
                Millard Fillmore Hospitals, FHA Insured
                Mortgage Hospital Revenue, Series 1997
                (AMBAC Insured), 5.20%, Due 02/01/2010

   480,000     Dormitory Authority of the State of New York,                AAA             2007 @ 102             479,573
               Beth Israel Medical Center, Revenue, 1997 Series B
               (MBIA Insured), 5.00%, Due 11/01/2009

   400,000     County of Suffolk, New York, Public                          AAA              2007 @ 101            395,836
               Improvement (Serial), 1997 Series B (General
               Obligation) (FGIC Insured), 5.00%, Due 11/01/2012

   380,000     Town of Wallkill, Orange County, New York, Public            AAA                                    372,328
               Improvement Refunding (Serial), 1997 (General
               Obligation) (FGIC Insured), 4.50%, Due 03/01/2008
__________                                                                                                      __________
$2,055,000                                                                                                      $2,050,394
==========                                                                                                      ==========

______________

* Units are rated "AAA" as a result of insurance. Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. See "Why and How are the Insured Trusts Insured?"

   For industry concentrations of the Bonds in the Trust, see page 1.

   See "Notes to Portfolio" below.


                               NOTES TO PORTFOLIO


(1) Sponsor's contracts to purchase Bonds were entered into during the period from November 21, 1997 to November 24, 1997. All contracts to purchase Bonds are expected to be settled on or prior to December 1, 1997 unless otherwise indicated.


Other information regarding the Bonds in the Trust on the Initial Date of Deposit is as follows:


                                          Aggregate                                                  Annual       Annual
                                           Offering       Cost of       Profit or                    Insurance    Interest
                                           Price of      Bonds to       (Loss) to      Bid Price     Cost to      Income
Trust                                       Bonds        Sponsor        Sponsor        of Bonds      Trust        to Trust
_____                                     _________      ________       ________       ________      _________    ________
New York Insured Trust,
    Series 61-Long Intermediate           $2,050,394     $2,045,005     $5,389         $2,045,256    $   -        $102,144


Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds. The Offering and Bid Prices of Bonds were determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) All ratings are by Standard & Poor's unless otherwise indicated. Such ratings were obtained from a municipal bond information reporting service. The "AAA" rating on each Bond is a result of insurance. Insurance, however, does not cover certain market risks associated with fixed income securities such as accelerated payments of principal, mandatory redemptions prior to maturity or interest rate risks. See "Why and How are the Insured Trusts Insured?" in Part II of this Prospectus and "Description of Bond Ratings" in the Information Supplement.


(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year or, if currently redeemable, the redemption price in effect on the Initial Date of Deposit. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years except for original issue discount Bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "What are Certain General Matters Relating to the Trusts?-Risk Factors" in Part II of this Prospectus for a discussion of Bond redemptions and a description of certain of such unusual or extraordinary circumstances under which Bonds may be redeemed. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The estimated current return and the estimated long-term return in this event may be affected by such redemptions. For the Federal and state tax effect on Unit holders of such redemptions and resultant distributions, see "Rights of Unit Holders-What is the Federal Tax Status of Unit Holders?" in Part II of this Prospectus and "New York Tax Status."


(4) Ratings by Moody's Investors Service, Inc. Such ratings were obtained from a municipal bond information reporting service.

           New York Insured Trust, Series 61-Long Intermediate
                         Statement of Net Assets

                  (The First Trust Combined Series 271)
        At the Opening of Business on the Initial Date of Deposit
                            November 25, 1997




NET ASSETS
Delivery statements relating to Sponsor's contracts to
       purchase tax-exempt municipal bonds (1)(2)(3)                                                     $2,050,394
Accrued interest on underlying bonds (2)(3)(4)                                                               17,458
                                                                                                         __________
                                                                                                          2,067,852
Less distributions payable (4)                                                                               17,458
                                                                                                         __________
Net assets                                                                                               $2,050,394
                                                                                                         ==========
Outstanding units                                                                                             2,147

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $2,147,009
Less gross underwriting commissions (5)                                                                      96,615
                                                                                                         __________
Net assets                                                                                               $2,050,394
                                                                                                         ==========

(1) The aggregate offering price of the bonds for the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.

(2) Pursuant to delivery statements relating to contracts to purchase bonds, an irrevocable letter of credit has been deposited in the Trust as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the bonds to be purchased, (b) accrued interest on those bonds to the Initial Date of Deposit, and (c) accrued interest on those bonds from the Initial Date of Deposit to the expected dates of delivery of the bonds.


                                                                                                               Accrued
                                                                             Aggregate         Accrued         Interest to
                                             Letter of Credit                Offering          Interest to      Expected
                                                            To be            Price of           Date of         Dates of
Trust                                  Available          Utilized           Bonds              Deposit         Delivery
_______                                __________         _________          __________         ___________     ___________
New York Insured Trust,
    Series 61-Long Intermediate        $2,100,000         $2,068,475         $2,050,394         $17,458          $623


(3) Insurance coverage providing for the scheduled payment of principal and interest on all Bonds deposited in the Trust and delivered to the Trustee has been obtained directly by the Bond issuer, the Sponsor or others prior to the Initial Date of Deposit.

(4) The Trustee will advance to the Trust the amount of net interest accrued to December 1, 1997, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.

(5) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.5% are computed assuming no reduction of sales charge for quantity purchases.

                     REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
The First Trust Combined Series 271
New York Insured Trust, Series 61-Long Intermediate



We have audited the accompanying statement of net assets, including the portfolio, of New York Insured Trust, Series 61-Long Intermediate ("the Trust"), included in The First Trust Combined Series 271, as of the opening of business on November 25, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on November 25, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of New York Insured Trust, Series 61-Long Intermediate, included in The First Trust Combined Series 271, at the opening of business on November 25, 1997 in conformity with generally accepted accounting principles.




                                         ERNST & YOUNG LLP


Chicago, Illinois
November 25, 1997

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Page 10 of 12

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Page 11 of 12

                   FIRST TRUST (registered trademark)


                         NEW YORK INSURED TRUST
                       SERIES 61-LONG INTERMEDIATE


                               Prospectus
                                 Part I

                   First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                          THIS PART ONE MUST BE
                        ACCOMPANIED BY PART TWO.


                            November 25, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE


Page 12  of 12

Part II of II

                     THE FIRST TRUST COMBINED SERIES


                           Prospectus Part II
                         Dated November 25, 1997


THIS PART II OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART I. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

Further detail regarding certain of the information provided in the Prospectus in the form of an "Information Supplement" may be obtained within five business days by calling the Trustee at 1-800-682-7520.

In the opinion of Counsel, interest income to the Trusts and to Unit holders, with certain exceptions, is exempt under existing law from all Federal income taxes. In addition, the interest income to the Trusts is, in the opinion of Special Counsel, exempt to the extent indicated from state and local taxes when held by residents of the state in which the issuers of the Bonds in such Trust are located. Capital gains, if any, are subject to tax.

What is the First Trust Combined Series?

The First Trust Combined Series is one of a series of investment companies created by the Sponsor, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts set forth in each Part I of this Prospectus (such Trusts being collectively referred to herein as the "Fund"). This Series was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee, Securities Evaluation Service, Inc., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee interest-bearing obligations, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases (the "Bonds"). The Trustee thereafter credited the account of the Sponsor for Units of each Trust representing the entire ownership of the Fund which Units are being offered hereby. The various trusts are collectively referred to herein as the "Trusts" while all Trusts that are not designated as "The First Trust Advantage" are sometimes collectively referred to herein as the "Insured Trusts."

The objectives of the Fund are Federal tax-exempt income and state and local tax-exempt income and conservation of capital through investment in portfolios of interest-bearing obligations issued by or on behalf of the state for which such Trust is named (collectively, the "State Trusts"), and counties, municipalities, authorities and political subdivisions thereof, territories or municipalities of the United States, or authorities or political subdivisions thereof, the interest on which obligations is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income tax and, where applicable, state and local taxes under existing law although interest on certain Bonds in certain Trusts as indicated in Part I of this Prospectus will be a preference item for purposes of the Alternative Minimum Tax. Insurance guaranteeing the scheduled payment of all principal and interest on Bonds in the Trusts with the name designation of "The First Trust of Insured Municipal Bonds" or "The First Trust of Insured Municipal Bonds-Multi-State" (the "Insured Trusts") has been obtained by such Trusts from Financial Guaranty Insurance Company ("FGIC") and/or AMBAC Indemnity Corporation ("AMBAC") or was obtained directly by the

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit from FGIC, AMBAC or other insurers (the "Preinsured Bonds"). NO PORTFOLIO INSURANCE POLICY HAS BEEN OBTAINED BY THE TRUSTS WITH THE NAME DESIGNATION OF "THE FIRST TRUST ADVANTAGE" (THE "ADVANTAGE TRUSTS"). The portfolio insurance obtained by the Insured Trusts is effective only while the Bonds thus insured are held in such Trusts, while insurance on Preinsured Bonds is effective so long as such Bonds are outstanding. See "Why and How are the Insured Trusts Insured?"

On the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit of additional Bonds will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit. The actual proportionate relationship may differ from the original proportionate relationship due to the sale, redemption or liquidation of any of the Bonds deposited in a Trust on the Initial Date of Deposit, or any subsequent date of deposit. See "How May Bonds be Removed from the Fund?" Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Bonds deposited in a Trust set forth under "Summary of Essential Information" appearing in each Part I of this Prospectus. To the extent that Units of a Trust are redeemed, the aggregate value of the Bonds in a Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of a Trust will increase, although the actual interest in such Trust represented by such fraction will remain substantially unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. However, if additional Units are issued by a Trust in connection with the deposit of additional Bonds by the Sponsor, the aggregate value of the Bonds in a Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of a Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information" appearing in each Part I of this Prospectus.

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. There is, of course, no guarantee that the Trusts' objectives will be achieved. See "What are Certain General Matters Relating to the Trusts?-Risk Factors."

What are Certain General Matters Relating to the Trusts?

In selecting Bonds, the following facts, among others, were considered:
(i) the Standard & Poor's rating or Fitch Investors Service, Inc.'s rating of the Bonds was in no case less than "BBB" in the case of an Insured Trust and "A-" in the case of an Advantage Trust, or the Moody's rating of the Bonds was in no case less than "Baa" in the case of an Insured Trust and "A" in the case of an Advantage Trust, including provisional or conditional ratings, respectively, or, if not rated, the Bonds had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Bond Ratings"); (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity; (iii) with respect to the Insured Trusts, the availability and cost of insurance of the principal and interest on the Bonds and (iv) the diversification of Bonds as to purpose of issue and location of issuer. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Initial Date of Deposit. Neither event requires elimination of such Bond from the portfolio, but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond. See "Rights of Unit Holders-How May Bonds be Removed from the Fund?" For additional risks specific to the individual State Trusts see "Risk Factors" appearing in Part I for each State Trust.

Risk Factors

The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to the Insured Trusts, however, because of the insurance on the Bonds, such changes should not adversely affect either (i) an Insured Trust's receipt of principal and interest on any individual Bonds, or
(ii) the Units' triple-A rating. For economic risks specific to the individual State Trusts, see each Part I of this Prospectus and the Information Supplement to this Prospectus. Certain of the Trusts may contain some of the following types of Bonds:

Discount Bonds are Bonds which have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. The market discount on previously issued bonds will increase when interest rates for newly issued comparable bonds increase and decrease when such interest rates fall, other things being equal. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "What is the Federal Tax Status of Unit Holders?"

Original Issue Discount Bonds are Bonds which are originally issued at a price which represents a discount from the Bonds' stated redemption price at maturity. Under current law, the original issue discount is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?" The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

Zero Coupon Bonds represent a certain type of original issue discount bonds which do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero Coupon Bonds may be subject to greater price volatility than conventional bonds. Zero Coupon Bond features include
(1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While Zero Coupon Bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection.

Premium Bonds are Bonds which have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. The current returns of such bonds are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemptions are more likely to occur at times when the Bonds have an offering side valuation which represents a premium over par, or for original issue discount Bonds, a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. The Trust may be required to sell Zero Coupon Bonds prior to maturity (at their current market price which is likely to be less than their par value) in order to pay expenses of the Trust or in case the Trust is terminated. See "Rights of Unit Holders:
How May Bonds be Removed from the Fund?" and "Other Information: How May the Indenture be Amended or Terminated?"

General Obligation Bonds are general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds, both within a particular classification and between classifications, depending on numerous factors.

Healthcare Revenue Bonds are obligations of issuers whose revenues are primarily derived from services provided by hospitals or other health care facilities, including nursing homes. A health care issuer's ability to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand, government regulations, wages of employees, overhead expenses, competition from other similar providers, malpractice insurance costs and the degree of governmental financial assistance, including Medicare and Medicaid and other similar third-party payer programs.

Housing Revenue Bonds are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing Revenue Bonds are generally payable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

Water and Sewerage Revenue Bonds are obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Electric Utility Revenue Bonds are obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, increased Federal, state and municipal government regulations, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation.

Lease Obligation Revenue Bonds are obligations issued primarily by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings
(i.e., schools, administrative offices, convention centers and prisons) or the purchase of equipment (i.e., police cars and computer systems) that will be used by a state or local government (the "lessee"). These obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year, or construction and abatement risk-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee.


Industrial Revenue Bonds ("IRBs") are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payments on IRBs are dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.


Transportation Facility Revenue Bonds are obligations payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds are obligations of issuers which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes. General problems relating to college and university obligations include the prospect of a declining percentage of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers.


Resource Recovery Facility Revenue Bonds are obligations which are payable from and secured by revenues derived from the operation of facilities designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; or administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities.


Bonds of Issuers Located in the Commonwealth of Puerto Rico. Certain Trusts may contain Bonds of issuers located in the Commonwealth of Puerto Rico or issuers which will be affected by general economic conditions of Puerto Rico. Puerto Rico's unemployment rate remains significantly higher than the U.S. unemployment rate. Furthermore, the economy is largely dependent for its development upon U.S. policies and programs that are being reviewed and may be eliminated.

The Puerto Rican economy consists principally of manufacturing (pharmaceuticals, scientific instruments, computers, microprocessors, medical products, textiles and petrochemicals), agriculture (largely sugar) and tourism. Most of the island's manufacturing output is shipped to the mainland United States, which is also the chief source of semi-finished manufactured articles on which further manufacturing operations are performed in Puerto Rico. Since World War II the economic importance of agriculture for Puerto Rico, particularly in the dominance of sugar production, has declined. Nevertheless, the Commonwealth-controlled sugar monopoly remains an important economic factor and is largely dependent upon Federal maintenance of sugar prices, the discontinuation of which could severely affect Puerto Rico sugar production. The level of tourism is affected by various factors including the strength of the U.S. dollar. During periods when the dollar is strong, tourism in foreign countries becomes relatively more attractive.

The Puerto Rican economy is affected by a number of Commonwealth and Federal investment incentive programs. For example, Section 936 of the Internal Revenue Code provides for a credit against Federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of Section 936 credits would have a negative impact on Puerto Rico's economy.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of Puerto Rico and various agencies and political subdivisions located in Puerto Rico. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trusts to pay interest on or principal of the Bonds.

Investors should be aware that many of the Bonds in the Trusts are subject to continuing requirements such as the actual use of Bond proceeds or manner of operation of the project financed from Bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in the Trusts an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unit holders to unanticipated tax liabilities.

Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. Certain of the Bonds contained in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions, special or extraordinary redemption provisions or otherwise. See "Portfolio" in each Part I of this Prospectus for the earliest scheduled call date and the initial redemption price for each Bond. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par or, in the case of a zero coupon bond, at the accreted value from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Special or extraordinary redemption provisions may provide for redemption at par (or for original issue discount bonds at issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium) of all or a portion of an issue upon the occurrence of certain circumstances specified in a Bond's "Official Statement." The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the long-term return and the current return on Units of each Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in each Trust. Contracts are typically settled and the Bonds delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Bonds of each Trust relating to "when, as and if issued" Bonds or other Bonds with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in "Portfolio" appearing in each Part I of this Prospectus. Interest on "when, as and if issued" and delayed delivery Bonds begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Bonds have not yet been issued, as of the Initial Date of Deposit each Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Bonds or that the delivery of such Bonds or the delayed delivery Bonds may be delayed. If such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return (if applicable) shown in "Special Trust Information" appearing in each Part I of this Prospectus for that Trust may be reduced.

In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified bonds ("New Bonds") to make up the original corpus of such

Trust. The New Bonds must be purchased within twenty days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The New Bonds (i) must satisfy the criteria previously described for Bonds originally included in the Trust, (ii) must have a fixed maturity date of at least ten years or, in the case of a shorter term Trust, within the range of maturities of the Bonds initially deposited in such Trust, but not exceeding the maturity date of the Failed Bonds, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) with respect to an Insured Trust, at the time of acquisition must be insured under either the insurance policy obtained by such Insured Trust or an insurance policy obtained by the Bond issuer, the underwriters, the Sponsor or others and (vi) shall have the benefit of exemption from Federal and state taxation on interest to an equal or greater extent than the Failed Bonds they replace. Whenever a New Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the New Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to such Trust of the Failed Bond exceeded the cost of the New Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If New Bonds are not acquired in the event of a failed contract, the Sponsor shall refund the sales charge attributable to such failed contract to all Unit holders of the affected Trust, and the principal and accrued interest (at the coupon rate of the relevant Bond to the date the Sponsor is notified of the failure) attributable to such failed contract shall be distributed not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders of the affected Trust. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income.

To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in a Trust. Such litigation may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received opinions of bond counsel to the issuing authority of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income taxes and state and local taxes, except that interest income of certain Bonds in certain Trusts may be included as an item of tax preference in calculating the Alternative Minimum Tax applicable to both individuals and corporations. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

What are Estimated Long-Term Return and Estimated Current Return?

At the opening of business on the Initial Date of Deposit, the Estimated Current Return (if applicable) and the Estimated Long-Term Return under the monthly and semi-annual distribution plans are as set forth in "Special Trust Information" appearing in Part I of this Prospectus for each Trust. Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Any change in either amount will result in a change in the Estimated Current Return. For each Trust, the Public Offering Price will vary in accordance with fluctuations in the prices of the underlying Bonds and the Net Annual Interest Income per Unit will change as Bonds are redeemed, paid, sold or exchanged in certain refundings or as the expenses of each Trust change. Therefore, there is no assurance that the Estimated Current Return (if applicable) appearing in Part I of this Prospectus will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration and determines and factors in the relative weightings of the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Unit of a Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the Estimated Long-Term Return indicated in Part I of this Prospectus will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Initial Date of Deposit. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in distributions to Unit holders.

In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in a Trust, it may be necessary to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed the amounts furnished by the Sponsor. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments have been made. Also, since interest on the Bonds in a Trust does not begin accruing as tax-exempt interest income to the benefit of Unit holders until their respective dates of delivery, the Trustee will, in order to obtain for the Unit holders the estimated net annual interest income during the first year of each Trust's operations as is indicated in the "Special Trust Information" appearing in each Part I of this Prospectus, reduce its fee and, to the extent necessary, pay expenses of each Trust in an amount equal to the amount of interest that would have so accrued on such Bonds between the settlement date of units purchased on the Initial Date of Deposit and such dates of delivery.

A comparison of tax-free and equivalent taxable estimated current returns and estimated long-term returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unit holders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unit holders and since such Account is non-interest-bearing to Unit holders, the Trustee benefits thereby.

What are the Expenses and Charges?


With the exception of bookkeeping and other administrative services provided to the Trusts, for which the Sponsor may be reimbursed in amounts as set forth under "Special Trust Information" in each Part I of this Prospectus, the Sponsor will not receive any fees in connection with its activities relating to the Trusts.


First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Special Trust Information" in each Part I of this Prospectus, for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in each Trust on January 1 of each year except for Trusts which were established subsequent to the last January 1, in which case the fee will be based on the number of Units outstanding in such Trusts as of the respective Dates of Deposit.

For each valuation of the Bonds in a Trust after the initial public offering period, the Evaluator will receive a fee as indicated in the "Special Trust Information" in each Part I of this Prospectus.


The Trustee pays certain expenses of the Trusts for which it is reimbursed by the Trust or Trusts. The Trustee will receive for its ordinary recurring services to a Trust a fee as indicated in the "Special Trust Information" appearing in each Part I of this Prospectus. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."


The Trustee's and above described fees are payable monthly on or before each Distribution Date from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of such Trust. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services and supervisory services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The aggregate cost of the portfolio insurance obtained by an Insured Trust is indicated in Note 1 of "Notes to Portfolio" appearing in each
Part I of this Prospectus. The portfolio insurance continues so long as such Trust retains the Bonds thus insured. Premiums are payable monthly in advance by the Trustee on behalf of such Trust. The Trustee will advance the initial premium for the portfolio insurance obtained by an Insured Trust and will recover its advancement without interest or other costs to such Trust from interest received on Bonds in such Trust. As Bonds in the portfolio are redeemed by their respective issuers or are sold by the Trustee, the amount of premium will be reduced in respect of those Bonds no longer owned by and held in a Trust which were insured by insurance obtained by such Trust. Preinsured Bonds in an Insured Trust are not insured by such Trust. The premium payable for Permanent Insurance will be paid solely from the proceeds of the sale of such Bond in the event the Trustee exercises the right to obtain Permanent Insurance on a Bond. The premiums for such Permanent Insurance with respect to each Bond will decline over the life of the Bond. An Advantage Trust is not insured; accordingly, there are no premiums for insurance payable by such Trust.


The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; all taxes and other government charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Bonds of a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts of a Trust.


Unless the Sponsor determines that such an audit is not required, the Indenture requires that the accounts of each Trust shall be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $.50 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.

Why and How are the Insured Trusts Insured?

THE FOLLOWING DISCUSSION IS APPLICABLE ONLY TO THE INSURED TRUSTS. THE BONDS IN THE PORTFOLIO OF AN ADVANTAGE TRUST ARE NOT INSURED BY
INSURANCE OBTAINED BY THE FUND.

All Bonds in the portfolio of an Insured Trust are insured as to the scheduled payment of interest and principal by policies obtained by each Insured Trust from FGIC or AMBAC, or obtained by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit directly from one of the insurers listed below or other insurers (the "Preinsured Bonds"). The claims-paying ability of each of these insurers was rated AAA by Standard & Poor's or another nationally recognized rating organization at the time the insured Bonds were purchased for the Trust. The insurance policy obtained by each Insured Trust is noncancellable and will continue in force for such Trust so long as such Trust is in existence and the Bonds described in the policy continue to be held by such Trust (see "Portfolio" in Part I of the Prospectus for each Insured Trust). Nonpayment of premiums on the policy obtained by each Insured Trust will not result in the cancellation of insurance, but will permit FGIC and/or AMBAC to take action against the Trustee to recover premium payments due it. Premium rates for each issue of Bonds protected by the policy obtained by each Insured Trust are fixed for the life of such Trust. The premium for any Preinsured Bonds has been paid in advance by the Bond issuer, the underwriters, the Sponsor or others and any such policy or policies are noncancellable and will continue in force so long as the Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy, or if the rating assigned to the claims-paying ability of such insurer deteriorates, FGIC and/or AMBAC has no obligation to insure any issue adversely affected by either of the above described events. A monthly premium is paid by each Insured Trust for the insurance obtained by such Trust, which is payable from the interest income received by such Trust. In the case of Preinsured Bonds, no premiums for insurance are paid by the Insured Trust. Further information concerning the individual insurers can be found in the Information Supplement to this Prospectus.

Insurance obtained by each Insured Trust or by the Bond issuer, the underwriters, the Sponsor or others does not guarantee the market value of the Bonds or the value of the Units of such Trust. The insurance obtained by an Insured Trust is effective only as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, the insurance terminates as to such Bond on the date of sale. In the event of a sale of a Bond insured by an Insured Trust, the Trustee has the right to obtain Permanent Insurance upon the payment of an insurance premium from the proceeds of the sale of such Bond. Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value to such insurance obtained by an Insured Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering-How is the Public Offering Price Determined?" herein for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance on a Preinsured Bond is effective as long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                                 Financial Information
                                                                as of December 31, 1996
                                                               (in millions of dollars)
                                                               _________________________
                                                            Date           Admitted         Policyholders
Name                                                        Established    Assets           Surplus
____                                                        _________      ________         _____________
AMBAC Indemnity Corporation                                 1970           $2,585           $  899
Capital Markets Assurance Corporation                       1987              321              194
Connie Lee Insurance Company                                1987              233              110
Financial Guaranty Insurance Company                        1984            2,392            1,093
Financial Security Assurance, Inc.                          1984            1,155              449
MBIA Insurance Corporation                                  1986            4,476            1,274

Because the Bonds in each Insured Trust are insured as to the scheduled payment of principal and interest and on the basis of the financial condition of the insurance companies referred to above, Standard & Poor's has assigned to Units of each Insured Trust its "AAA" investment rating. This is the highest rating assigned to securities by Standard & Poor's. See "Description of Bond Ratings" in the Information Supplement. The obtaining of this rating by each Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of each Insured Trust or the Units of such Trust. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Trust or sales by each Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Bonds. There is no guarantee that the "AAA" investment rating with respect to the Units of an Insured Trust will be maintained.

An objective of portfolio insurance obtained by such Insured Trust is to obtain a higher yield on the Bonds in the portfolio of such Trust than would be available if all the Bonds in such portfolio had the Standard & Poor's "AAA" and/or Moody's Investors Service, Inc. "Aaa" rating(s) and at the same time to have the protection of insurance of scheduled payment of interest and principal on the Bonds. There is, of course, no certainty that this result will be achieved. Bonds in a Trust for which insurance has been obtained by the Bond issuer, the underwriters, the Sponsor or others (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Bonds for the portfolio of each Insured Trust, the Sponsor has applied the criteria herein before described.

Chapman and Cutler, Counsel for the Sponsor, has given an opinion (with respect to insured Bonds) to the effect that the payment of insurance proceeds representing maturing interest on defaulted municipal obligations paid by an insurer would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations. See "What is the Federal Tax Status of Unit Holders?"

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, such price is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds in each Trust, an amount as indicated in the following table. During the initial offering period, the Sponsor's Repurchase Price is equal to the Evaluator's determination of the aggregate offering price of the Bonds in a Trust. A National Trust consists of The First Trust of Insured Municipal Bonds. A State Trust consists of The First Trust of Insured

Municipal Bonds-Multi-State and/or The First Trust Advantage other than a Long Intermediate Trust. A Long Intermediate Trust consists of Trusts so designated.

                                                  Initial Offering Period (1)
                                                          Sales Charge
                                                  __________________________
                                                  Percentage      Percentage
                                                  of Public       of Net
                                                  Offering        Amount
Series of the Fund                                Price           Invested
__________________                                __________      __________
National Trusts and State Trusts                  4.9%            5.152%
Long Intermediate Trusts                          4.5%            4.712%

__________________

(1) The Public Offering Price includes a proportionate share of interest accrued but unpaid on the Bonds after the First Settlement Date to the date of settlement. See "General Trust Information-How is Accrued
Interest Treated?"

The applicable sales charge is reduced by a discount as indicated in "Summary of Essential Information" in each Part 1 of this Prospectus (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below) for volume purchases.

The Public Offering Price of Units for secondary market purchases will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds in a Trust, the appropriate sales charge determined in accordance with the schedule set forth in the Information Supplement to this Prospectus, based upon the number of years remaining to the maturity of each Bond in the portfolio of the Trust, adjusting the total to reflect the amount of any cash held in or advanced to the principal account of the Trust and dividing the result by the number of Units of such Trust then outstanding. The minimum sales charge on Units will be 3% of the Public Offering Price (equivalent to 3.093% of the net amount invested). For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The offering price of Bonds in the Trust may be expected to be greater than the bid price of such Bonds by approximately 1-2% of the aggregate principal amount of such Bonds.


An investor may aggregate purchases of Units of two or more consecutive series of a particular State or National Trust for purposes of calculating the discount for volume purchases listed above. The purchaser must inform the broker/dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, related companies of the Sponsor, broker/dealers and their affiliates and vendors providing services to the Sponsor, may purchase Units of the Trusts during the primary and secondary Public Offering Periods at the Public Offering Price less the concession the Sponsor typically allows broker/dealers.


Any such reduced sales charge shall be the responsibility of the selling broker/dealer. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from the Sponsor or any one broker/dealer and, for purposes of calculating the applicable sales charge, purchases of Units in the Fund will be aggregated with concurrent purchases by the same person from the Sponsor or such broker/dealer of Units in any series of tax-exempt unit investment trusts sponsored by Nike Securities L.P. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser will be deemed, for the purpose of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary market or during the secondary market at the Public Offering Price less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

On the Initial Date of Deposit, the Public Offering Price is as indicated in the "Summary of Essential Information" appearing in each
Part I of this Prospectus. The Public Offering Price during the initial offering period will vary from day-to-day due to fluctuations in the amount of interest accrued but unpaid on Bonds in each Trust of the Fund and/or fluctuations in the prices of the underlying Bonds.

The aggregate price of the Bonds in each Trust is determined by the evaluator (the "Evaluator"), on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (2) if such prices are not available for any of the Bonds, on the basis of current market prices for comparable bonds; (3) by determining the value of the Bonds by appraisal; or (4) by any combination of the above. Unless Bonds are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust. On the other hand, the value of insurance obtained by the issuer of Bonds in a Trust is reflected and included in the market value of such Bonds.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") and which are covered by insurance obtained by an Insured Trust, the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of FGIC and/or AMBAC to meet its commitments under the Insured Trust's insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

During the initial public offering period, a determination of the aggregate price of the Bonds in a Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For purposes of such determinations, the close of trading on the New York Stock Exchange is 4:00 p.m. Eastern time. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination.

Although payment is normally made three days following the order for purchase (the date of settlement), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units Be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, until the primary distribution of the Units offered by this Prospectus is completed, Units will be offered to the public at the Public Offering Price, computed as described above, by the Sponsor and through broker/dealers and other selling agents. The initial offering period may be up to approximately 360 days. During this period, the Sponsor may deposit additional Bonds in each Trust and create additional Units. Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Fund for sale in a number of states. Sales initially will be made to broker/dealers and other selling agents at prices which represent a concession or agency commission of $37 per Unit for a National Trust and State Trusts and $34 per Unit for a Long Intermediate Trust. However, resales of Units of a Trust by such broker/dealers and other selling agents to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers and other selling agents of the Fund may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of broker/dealers and other selling agents may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker/dealer or other selling agent that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying broker/dealers and other selling agents for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

What are the Sponsor's Profits?


The Sponsor of each Trust will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units for a National Trust and State Trusts (5.152% of the net amount invested) and 4.5% of the Public Offering Price of the Units for a Long Intermediate Trust (4.712% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "How are Units Distributed?" for information regarding the receipt of additional concessions available to broker/dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for each Trust, in the amount of any difference between the cost of the Bonds to each Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Bonds of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Bonds of such Trust to the Sponsor (including the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds). See Note 1 of "Notes to Portfolio" appearing in each Part I of this Prospectus. During the initial offering period, the Sponsor also may realize profits or sustain losses from the sale of Units to broker/dealers or as a result of fluctuations after the Initial Date of Deposit or subsequent Dates of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Sponsor.


The Sponsor has not participated as sole underwriter or manager or member of underwriting syndicates from which any of the Bonds in the Fund were acquired. An underwriter or underwriting syndicate purchases bonds from the issuer on a negotiated or competitive bid basis as principal with the motive of marketing such bonds to investors at a profit.


In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid prices of the Bonds in each Trust) and the price at which Units are resold (which price is also based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.8% for a National, State or Long Intermediate Trust) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Bonds in the portfolio of each Trust plus interest accrued to the date of settlement. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator, the other expenses of the Trust and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. The Sponsor may, at any time, discontinue purchases of Units at such prices. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. Prospectuses relating to certain other bond funds indicate an intention, subject to change, on the part of the respective sponsors of such funds to repurchase units of those funds on the basis of a price higher than the bid prices of the securities in the funds. Consequently, depending upon the prices actually paid, the repurchase price of other sponsors for units of their funds may be computed on a somewhat more favorable basis than the repurchase price offered by the Sponsor for Units of a Trust in secondary market transactions. As in this Fund, the purchase price per unit of such bond funds will depend primarily on the value of the securities in the portfolio of the fund.

                         RIGHTS OF UNIT HOLDERS

How are Certificates Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three days following such order or shortly thereafter. Certificates to be redeemed or transferred must be surrendered to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification. Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected in respect thereof. When a change is made, the existing certificate must be surrendered to the Trustee and a new certificate issued to reflect the then currently effective plan of distribution. There is no charge for this service.


Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred for reasons other than to change the plan of distribution, and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

Interest from each Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to FGIC and/or AMBAC or to the Sponsor as the Unit holder of record as of the First Settlement Date will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date who are entitled to distributions at that time under the plan of distribution chosen. All distributions for a Trust will be net of applicable expenses for such Trust.

Record Dates for the distribution of interest under the semi-annual distribution plan are the fifteenth day of June and December with the Distribution Dates being the last day of the month in which the related Record Date occurs. It is anticipated that an amount equal to approximately one-half of the amount of net annual interest income per Unit will be distributed on or shortly after each Distribution Date to Unit holders of record on the preceding Record Date. See "Special Trust Information" appearing in each Part I of this Prospectus.

Record Dates for monthly distributions of interest are the fifteenth day of each month. The Distribution Dates for distributions of interest under the monthly plan is the last day of each month in which the related Record Date occurs. All Unit holders will receive the first distribution of interest regardless of the plan of distribution chosen and all Unit holders will receive such distributions, if any, from the Principal Account as are made as of the Record Dates for monthly distributions. PURCHASERS OF UNITS WHO DESIRE TO RECEIVE DISTRIBUTIONS ON A SEMI-ANNUAL BASIS MAY ELECT TO DO SO AT THE TIME OF PURCHASE DURING THE INITIAL PUBLIC OFFERING PERIOD. THOSE NOT SO INDICATING WILL BE DEEMED TO HAVE CHOSEN THE MONTHLY DISTRIBUTION PLAN.

The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each year, approximately six weeks prior to the end of May, the Trustee will furnish each Unit holder a card to be returned to the Trustee not more than thirty nor less than ten days before the end of such month. Unit holders desiring to change the plan of distribution in which they are participating may so indicate on the card and return same, together with their certificate, to the Trustee. If the card and certificate are returned to the Trustee, the change will become effective as of June 16 of that year. If the card and certificate are not returned to the Trustee, the Unit holder will be deemed to have elected to continue with the same plan for the following twelve months.

The pro rata share of cash in the Principal Account of each Trust will be computed as of the fifteenth day of each month, and distributions to the Unit holders of such Trust as of such Record Date will be made on or shortly after the last day of each month. Proceeds from the disposition of any of the Bonds of such Trust (less any premiums due with respect to Bonds for which the Trustee has exercised the right to obtain Permanent Insurance) received after such Record Date and prior to the following Distribution Date will be held in the Principal Account of such Trust and not distributed until the next Distribution Date. The Trustee is not required to make a distribution from the Principal Account of a Trust unless the amount available for distribution shall equal at least $1.00 per Unit.

The Trustee will credit to the Interest Account of each Trust all interest received by such Trust, including that part of the proceeds (including insurance proceeds if any, paid to an Insured Trust) of any disposition of Bonds which represents accrued interest. Other receipts will be credited to the Principal Account of such Trust. The distribution to the Unit holders of a Trust as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the holder's pro rata share of the estimated annual income of such Trust after deducting estimated expenses. Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Bonds in a Trust. The Trustee shall be reimbursed, without interest, for any advances from funds in the Interest Account of such Trust on the ensuing Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase under the applicable plan of distribution. The Trustee is not required to pay interest on funds held in the Principal or Interest Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds).

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account of each Trust and, to the extent funds are not sufficient therein, from the Principal Account of each Trust, amounts necessary to pay the expenses of such Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemption of Units of such Trust by the Trustee.

How Can Distributions to Unit Holders be Reinvested?

Universal Distribution Option. Unit holders may elect participation in a Universal Distribution Option which permits a Unit holder to direct the Trustee to distribute principal and interest payments to any other investment vehicle of which the Unit holder has an existing account. For example, at a Unit holder's direction, the Trustee would distribute automatically on the applicable distribution date interest income or principal on the participant's Units to, among other investment vehicles, a Unit holder's checking, bank savings, money market, insurance, reinvestment or any other account. All such distributions, of course, are subject to the minimum investment and sales charges, if any, of the particular investment vehicle to which distributions are directed. The Trustee will notify the participant of each distribution pursuant to the Universal Distribution Option. The Trustee will distribute directly to the Unit holder any distributions which are not accepted by the specified investment vehicle. A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Universal Distribution Option and receive directly future distributions on his Units.

Distribution Reinvestment Option. The Sponsor has entered into an arrangement with Oppenheimer Management Corporation which permits any Unit holder of a Trust to elect to have each distribution of interest income or principal on his Units automatically reinvested in shares of either the Oppenheimer Intermediate Tax-Exempt Bond Fund (the "Intermediate Series") or the Oppenheimer Insured Tax-Exempt Bond Fund (the "Insured Series"). Oppenheimer Management Corporation is the investment advisor of each Series which are open-end, diversified management investment companies. The investment objective of the Intermediate Series is to provide a high level of current interest income exempt from Federal income tax through the purchase of investment grade securities. The investment objective of the Insured Series is to provide as high a level of current interest income exempt from Federal income tax as is consistent with the assurance of the scheduled receipt of interest and principal through insurance and the preservation of capital (the income of either Series may constitute an item of preference for determining the Federal alternative minimum tax). The objectives and policies of each Series are presented in more detail in the prospectus for each Series. Each person who purchases Units of a Trust may contact the Trustee to request a prospectus describing each Series and a form by which such person may elect to become a participant in a Distribution Reinvestment Option with respect to a Series. Each distribution of interest income or principal on the participant's Units will automatically be applied by the Trustee to purchase shares (or fractions thereof) of a Series without a sales charge and with no minimum investment requirements.

The shareholder service agent for each Series will mail to each participant in the Distribution Reinvestment Option confirmations of all transactions undertaken for such participant in connection with the receipt of distributions from The First Trust Combined Series and the purchase of shares (or fractions thereof) of a Series.

A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Distribution Reinvestment Option and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor and Oppenheimer Management Corporation each have the right to terminate the Distribution Reinvestment Option, in whole or in part.

It should be remembered that even if distributions are reinvested through the Universal Distribution Option or the Distribution
Reinvestment Option they are still treated as distributions for income tax purposes.

What is the Federal Tax Status of Unit Holders?


At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. Neither the Sponsor, Chapman and Cutler, nor any of the Special Counsel to the Fund for State tax matters have made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable.



Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unit holder is, however, includable in gross income for Federal income tax purposes and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year.



For purposes of the following opinions, it is assumed that each asset of a Trust is debt, the interest on which is excluded for Federal income tax purposes. At the time of the closing for each Trust, Chapman and Cutler, Counsel for the Sponsor, rendered an opinion under then existing law substantially to the effect that:



(1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which are excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes when received by a Trust and when distributed to a Unit holder; however, such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "Certain Tax Matters Applicable to Corporate Unit Holders";



(2) each Unit holder of a Trust is considered to be the owner of a pro rata portion of each asset of such Trust under subpart E, subchapter J of chapter 1 of the Internal Revenue Code of 1986 (hereinafter the "Code") and will have a taxable event when such Trust disposes of a Bond, or when the Unit holder redeems or sells his Units. If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of such Trust involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate the risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sale rules. Unit holders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the date the Unit holders pay for their Units to the extent that such interest accrued on such Bonds before the date such Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unit holder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unit holder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. In the case of a Unit holder who purchases his Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trusts assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Bonds. Unit holders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost; and



(3) any insurance proceeds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.


Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based on its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unit holder acquires his Unit, and the price the Unit holder pays for his Unit. Unit holders should consult their tax advisors regarding these rules and their application. See "Portfolio" appearing in Part One for each Trust for information relating to Bonds, if any, issued at an original issue discount.

The Revenue Reconciliation Act of 1993 (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unit holder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unit holders when principal payments are received on the Bond, upon sale or at redemption (including early redemption) or upon the sale or redemption of the Units, unless a Unit holder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unit holders should consult their tax advisors regarding these rules and their application.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Under Section 265 of the Code, certain financial institutions that acquire Units generally would not be able to deduct any of the interest expense attributable to ownership of Units. Legislative proposals have been made that would extend the financial institution rules to most corporations. Investors with questions regarding these issues should consult with their tax advisors.

In the case of certain of the Bonds in a Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes he or she may be a substantial user or related person as so defined should contact his tax advisor.

In general, Section 86 of the Code provides that 50% of Social Security benefits are includable in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds the "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.


For purposes of computing the alternative minimum tax applicable to all taxpayers (including non-corporate taxpayers) subject to the alternative minimum tax, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1986 is included as an item of tax preference. EXCEPT AS OTHERWISE NOTED IN PART ONE FOR CERTAIN TRUSTS, THE TRUSTS DO NOT INCLUDE ANY SUCH PRIVATE ACTIVITY BONDS ISSUED ON OR AFTER THAT DATE.



In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993.For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of either 28% or 20%, depending upon the holding period of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. It should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.



Certain Tax Matters Applicable to Corporate Unit Holders. In the case of certain corporations, the alternative minimum tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the AMTI of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trusts. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in a Trust. Unit holders should consult their tax advisors with respect to the particular tax consequences to them, including the corporate alternative minimum tax and the branch profits tax imposed by
Section 884 of the Code.



Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.


In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Fund for New York tax matters, under the existing income tax laws of the State and City of New York, each Trust will not constitute an association taxable as a corporation under New York law, and accordingly will not be subject to the New York State franchise tax or the New York City general corporation tax. Under the income tax laws of the State and City of New York, the income of each Trust will be considered the income of the holders of the Units.

For information with respect to exemption from state or other local taxes, see the sections in the Prospectus pertaining to each Trust.


All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of Counsel and are to be so construed.


What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders of each Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the last business day of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of a Trust of record, a statement as to (1) the Interest Account: interest received by such Trust (including amounts representing interest received upon any disposition of Bonds of such Trust), the amount of such interest representing insurance proceeds (if applicable), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the dates of disposition of any Bonds of such Trust and the net proceeds received therefrom (excluding any portion representing interest and the premium attributable to the exercise of the right, if applicable, to obtain Permanent Insurance), deduction for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) the Bonds held and the number of Units of such Trust outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) the amounts actually distributed during such calendar year from the Interest Account and from the Principal Account of such Trust, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Date for such distributions.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Bonds in their Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account of the Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account of the Trust.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in the Trust as of the close of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Information" in each Part I of this Prospectus. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in such Trust based on the bid prices of the Bonds, except for those cases in which the value of the insurance, if applicable, has been added, and (3) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation then being made. The Evaluator may determine the value of the Bonds in the Trust
(1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by such Trust, (2) on the basis of bid prices for bonds comparable to any Bonds for which bid prices are not available, (3) by determining the value of the Bonds by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit for an Insured Trust, no value will be attributed to the portfolio insurance covering the Bonds in such Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Bonds insured under a policy obtained by the Bond issuer, the underwriters, the Sponsor or others are entitled to the benefits of such insurance at all times and such benefits are reflected and included in the market value of such Bonds. See "General Trust Information-Why and How are the Insured Trusts Insured?" For a description of the situations in which the evaluator may value the insurance obtained by an Insured Trust, see "Public Offering-How is the Public Offering Price Determined?"

The difference between the bid and offering prices of such Bonds may be expected to average 1-2% of the principal amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1% and, in the case of inactively traded bonds, such difference usually will not exceed 3%. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder and may be less than the par value of the Securities represented by the Units so redeemed.

The Trustee is empowered to sell underlying Bonds in a Trust in order to make funds available for redemption. To the extent that Bonds are sold, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the

Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units.

How May Units be Purchased by the Sponsor?


The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern Time on the next succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.


The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Bonds be Removed from the Fund?

The Trustee is empowered to sell such of the Bonds in each Trust on a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary to meet redemption requests or pay expenses to the extent funds are unavailable. As described in the following paragraph and in certain other unusual circumstances for which it is determined by the Depositor to be in the best interests of the Unit holders or if there is no alternative, the Trustee is empowered to sell Bonds in a Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed to the insurance, if any, obtained by the Trust. See "How May Units be Redeemed?" The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in a Trust in the event of advanced refunding. The Sponsor may from time to time act as agent for a Trust with respect to selling Bonds out of a Trust. From time to time, the Trustee may retain and pay compensation to the Sponsor subject to the restrictions under the Investment Company Act of 1940, as amended.

If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor, either pursuant to the portfolio insurance, if any, or otherwise, within thirty days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

The Sponsor shall instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the written opinion of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future. Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder of the affected Trust, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this paragraph and under "What are Certain General Matters Relating to the Trusts?" for Failed Bonds, the acquisition by a Trust of any securities other than the Bonds initially deposited is prohibited.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?


Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P. was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any broker/dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trusts as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Securities Evaluation Service, Inc., 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units of any Trust issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds of any Trust initially deposited in a Trust, except for the substitution of certain refunding securities for Bonds or New Bonds for Failed Bonds. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

Each Trust may be liquidated at any time by consent of 100% of the Unit holders of such Trust or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of the Bonds deposited in the Trust during the primary offering period or by the Trustee in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by the underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of the Trust by the underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond December 31, 2046. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the Trust and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder of such Trust (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of such Trust, all as provided in the Indenture.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, will act as counsel for the Trustee and as special counsel for the Fund for New York tax matters. For information with respect to state and local tax matters, including the State Trust special counsel for such matters, see the section of the Prospectus describing each Trust appearing herein.

Experts

The statements of net assets, including the portfolios, of the Trusts on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing in each Part I of this Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Supplemental Information

Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Series, which has been filed with the Securities and Exchange Commission and is hereby incorporated by reference. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts and more specific risk information concerning the individual state Trusts.

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Page 27


CONTENTS:

 What is the First Trust Combined Series?                1
 What are Certain General Matters Relating to the Trust? 2
 Risk Factors                                            3
 What are Estimated Long-Term and
  Estimated Current Return?                              7
 How is Accrued Interest Treated?                        8
 What are the Expenses and Charges?                      8
 Why and How are the Insured Trusts Insured?            10
Public Offering:
 How is the Public Offering Price Determined?           11
 How are Units Distributed?                             13
 What are the Sponsor's Profits?                        14
 Will There be a Secondary Market?                      15
Rights of Unit Holders:
 How are Certificates Issued and Transferred?           15
 How are Interest and Principal Distributed?            16
 How Can Distributions to Unit Holders be
  Reinvested?                                           17
 What is the Federal Tax Status of Unit Holders?        18
 What Reports will Unit Holders Receive?                21
 How May Units be Redeemed?                             22
 How May Units be Purchased by the Sponsor?             23
 How May Bonds be Removed from the Fund?                23
Information as to Sponsor, Trustee and Evaluator:
 Who is the Sponsor?                                    24
 Who is the Trustee?                                    24
 Limitations on Liabilities of Sponsor and Trustee      24
 Who is the Evaluator?                                  25
Other Information:
 How May the Indenture be Amended or
  Terminated?                                           25
 Legal Opinions                                         25
 Experts                                                26
 Supplemental Information                               26

                            _________________

This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, securities in any jurisdiction to any person to whom it is not lawful to make such offer in such jurisdiction.

This Prospectus does not contain all the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                    FIRST TRUST (registered trademark)

                     THE FIRST TRUST COMBINED SERIES

                               Prospectus
                                 Part II

                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                             Lisle, IL 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                            November 25, 1997


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 28


       THE FIRST TRUST (REGISTERED TRADEMARK) COMBINED SERIES 271

                         INFORMATION SUPPLEMENT

This Information Supplement provides additional information concerning the structure, operations and risks of a First Trust Combined Series Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part II of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

The objectives of the Trust are conservation of capital and income exempt, with certain exceptions, from Federal and applicable state and local income taxes. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


This Information Supplement is dated November 25, 1997. Capitalized terms have been defined in the Prospectus.



                            TABLE OF CONTENTS

General Risk Disclosure
  Discount Bonds                                               1
  Original Issue Discount Bonds                                2
  Zero Coupon Bonds                                            2
  Premium Bonds                                                2
  General Obligation Bonds                                     3
  Healthcare Revenue Bonds                                     3
  Single Family Mortgage Revenue Bonds                         3
  Multi-Family Mortgage Revenue Bonds                          3
  Water and Sewerage Revenue Bonds                             4
  Electric Utility Revenue Bonds                               4
  Lease Obligation Revenue Bonds                               4
  Industrial Revenue Bonds                                     5
  Transportation Facility Revenue Bonds                        5
  Educational Obligation Revenue Bonds                         5
  Resource Recovery Facility Revenue Bonds                     6
  Bonds of Issuers Located in the Commonwealth of Puerto Rico  6
Insurance on the Bonds                                         7
How is the Public Offering Price Determined?                  14
Description of Bond Ratings                                   15
Appendix A - New York                                        A-1


General Risk Disclosure

Discount Bonds. Certain of the Bonds in the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "What is the Federal Tax Status of Unit Holders?" Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Original Issue Discount Bonds. Certain of the Bonds in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?" The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

Zero Coupon Bonds. Certain of the original issue discount bonds may be Zero Coupon Bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero Coupon Bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero Coupon Bonds may be subject to more price volatility than conventional bonds. While some types of Zero Coupon Bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic Zero Coupon Bond features of (1) not paying interest on a semi-annual basis and (2) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While Zero
Coupon Bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

Premium Bonds. Certain of the Bonds in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Bonds are eligible for redemption. The Trust may be required to sell Zero Coupon Bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the Zero Coupon Bonds are called or redeemed in order to pay expenses of the Trust or in case the Trust is terminated. See "Rights of Unit Holders: How May Bonds be Removed from the Fund?" and "Other Information: How May the Indenture be Amended or Terminated?" See "Portfolio" for each Trust for the earliest scheduled call date and the initial redemption price for each Bond.

General Obligation Bonds. Certain of the Bonds in the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

Healthcare Revenue Bonds. Certain of the Bonds in the Trusts may be health care revenue bonds. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program.

Single Family Mortgage Revenue Bonds. Certain of the Bonds in the Trusts may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these Bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such Bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. The redemption price of such issues may be more or less than the offering price of such Bonds. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period or, in some cases, from the sale by the Bond issuer of the mortgage loans. Failure of the originating financial institutions to make mortgage loans would be due principally to the interest rates on mortgage loans funded from other sources becoming competitive with the interest rates on the mortgage loans funded with the proceeds of the single family mortgage revenue bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code, which Section contains certain ongoing requirements relating to the use of the proceeds of such Bonds in order for the interest on such Bonds to retain its tax-exempt status. In each case, the issuer of the Bonds has covenanted to comply with applicable ongoing requirements and bond counsel to such issuer has issued an opinion that the interest on the Bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurances that the ongoing requirements will be met. The failure to meet these requirements could cause the interest on the Bonds to become taxable, possibly retroactively from the date of issuance.

Multi-Family Mortgage Revenue Bonds. Certain of the Bonds in the Trusts may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, increases in taxes, employment and income conditions prevailing in local labor markets, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies and social and economic trends affecting the localities in which the projects are located. The occupancy of housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs. Like single family mortgage revenue bonds, multi-family mortgage revenue bonds are subject to redemption and call features, including extraordinary mandatory redemption features, upon prepayment, sale or non-origination of mortgage loans as well as upon the occurrence of other events. Certain issuers of single or multi-family housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In one situation the New York City Housing Development Corporation, in reliance on its interpretation of certain language in the indenture under which one of its bond issues was created, redeemed all of such issue at par in spite of the fact that such indenture provided that the first optional redemption was to include a premium over par and could not occur prior to 1992. In connection with the housing Bonds held by a Trust, the Sponsor has not had any direct communications with any of the issuers thereof, but at the Initial Date of Deposit it is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. However, there can be no assurance that an issuer of a Bond in a Trust will not attempt to so redeem a Bond in a Trust.

Water and Sewerage Revenue Bonds. Certain of the Bonds in the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Water and sewerage bonds are generally payable from user fees. Problems faced by such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

Electric Utility Revenue Bonds. Certain of the Bonds in the Trusts may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. Utilities are generally subject to extensive regulation by state utility commissions which, among other things, establish the rates which may be charged and the appropriate rate of return on an approved asset base. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the governing public utility commission, the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, increased competition, recent reductions in estimates of future demand for electricity in certain areas of the country, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing and impose additional regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of such Bonds to make payments of principal and/or interest on such Bonds.

Lease Obligation Revenue Bonds. Certain of the Bonds in the Trusts may be lease obligations issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the governmental authorities are financing vehicles created solely for the construction of buildings (schools, administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, these obligations are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the obligations. Lease obligations are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These obligations are also subject to construction and abatement risk in many states-rental obligations cease in the event that delays in building, damage, destruction or condemnation of the project prevents its use by the lessee. In these cases, insurance provisions designed to alleviate this risk become important credit factors. In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the re-letting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard," which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate, even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

Industrial Revenue Bonds. Certain of the Bonds in the Trusts may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs.
Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a complete restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness, which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or affected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, with respect to original issue discount bonds, at issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, a premium.
The Sponsor cannot predict the causes or likelihood of the redemption of IRBs or other Bonds in the Trusts prior to the stated maturity of such Bonds.

Transportation Facility Revenue Bonds. Certain of the Bonds in the
Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Educational Obligation Revenue Bonds. Certain of the Bonds in the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes, or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations would include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding and new government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

Resource Recovery Facility Revenue Bonds. Certain of the Bonds in the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in the Trusts prior to the stated maturity of the Bonds.

Bonds of Issuers Located in the Commonwealth of Puerto Rico. Certain Trusts of the Fund may contain Bonds of issuers located in the Commonwealth of Puerto Rico or issuers which will be affected by general economic conditions of Puerto Rico. Puerto Rico's unemployment rate remains significantly higher than the U.S. unemployment rate. Furthermore, the economy is largely dependent for its development upon U.S. policies and programs that are being reviewed and may be eliminated.

The Puerto Rican economy consists principally of manufacturing (pharmaceuticals, scientific instruments, computers, microprocessors, medical products, textiles and petrochemicals), agriculture (largely sugar) and tourism. Most of the island's manufacturing output is shipped to the mainland United States, which is also the chief source of semi-finished manufactured articles on which further manufacturing operations are performed in Puerto Rico. Since World War II the economic importance of agriculture for Puerto Rico, particularly in the dominance of sugar production, has declined. Nevertheless, the Commonwealth-controlled sugar monopoly remains an important economic factor and is largely dependent upon Federal maintenance of sugar prices, the discontinuation of which could severely affect Puerto Rico sugar production. The level of tourism is affected by various factors including the strength of the U.S. dollar. During periods when the dollar is strong, tourism in foreign countries becomes relatively more attractive.

The Puerto Rican economy is affected by a number of Commonwealth and Federal investment incentive programs. For example, Section 936 of the Internal Revenue Code provides for a credit against Federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of Section 936 credits would have a negative impact on Puerto Rico's economy.

Aid for Puerto Rico's economy has traditionally depended heavily on Federal programs, and current Federal budgetary policies suggest that an expansion of aid to Puerto Rico is unlikely. An adverse effect on the Puerto Rican economy could result from other U.S. policies, including a reduction of tax benefits for distilled products, further reduction in transfer payment programs such as food stamps, curtailment of military spending and policies which could lead to a stronger dollar.

In a plebiscite held in November 1993, the Puerto Rican electorate chose to continue Puerto Rico's Commonwealth status. Previously proposed legislation, which was not enacted, would have preserved the federal tax exempt status of the outstanding debts of Puerto Rico and its public corporations regardless of the outcome of the referendum, to the extent that similar obligations issued by the states are so treated and subject to the provisions of the Internal Revenue Code currently in effect. There can be no assurance that any pending or future legislation finally enacted will include the same or a similar protection against loss of tax exemption. The November 1993 plebiscite can be expected to have both direct and indirect consequences on such matters as the basic characteristics of future Puerto Rico debt obligations, the markets for these obligations, and the types, levels and quality of revenue sources pledged for the payment of existing and future debt obligations. Such possible consequences include, without limitation, legislative proposals seeking restoration of the status of Section 936 benefits otherwise subject to the limitations discussed above. However, no assessment can be made at this time of the economic and other effects of a change in federal laws affecting Puerto Rico as a result of the November 1993 plebiscite.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of Puerto Rico and various agencies and political subdivisions located in Puerto Rico. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Trusts to pay interest on or principal of the Bonds.

Insurance on the Bonds

The following discussion is applicable only to the Insured Trusts. The Bonds in the portfolio of an Advantage Trust are not insured by insurance obtained by the Fund.

All Bonds in the portfolio of an Insured Trust are insured as to the scheduled payment of interest and principal by policies obtained by each Insured Trust from Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC"), a New York stock insurance company, or AMBAC Assurance Corporation ("AMBAC Assurance" or "AMBAC"), a Wisconsin-domiciled stock insurance company, or obtained by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit directly from Financial Guaranty, AMBAC Assurance or other insurers (the "Preinsured Bonds"). The insurance policy obtained by each Insured Trust is noncancellable and will continue in force for such Trust so long as such Trust is in existence and the Bonds described in the policy continue to be held by such Trust (see "Portfolio" for each Insured Trust). Nonpayment of premiums on the policy obtained by each Insured Trust will not result in the cancellation of insurance, but will permit Financial Guaranty and/or AMBAC Assurance to take action against the Trustee to recover premium payments due it. Premium rates for each issue of Bonds protected by the policy obtained by each Insured Trust are fixed for the life of such Trust. The premium for any Preinsured Bonds has been paid in advance by the Bond issuer, the underwriters, the Sponsor or others and any such policy or policies are noncancellable and will continue in force so long as the Bonds so insured are outstanding and the insurer and/or insurers thereof remain in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy, or if the rating assigned to the claims-paying ability of such insurer deteriorates, Financial Guaranty and/or AMBAC Assurance has no obligation to insure any issue adversely affected by either of the above described events. A monthly premium is paid by each Insured Trust for the insurance obtained by such Trust, which is payable from the interest income received by such Trust. In the case of Preinsured Bonds, no premiums for insurance are paid by the Insured Trust.

Financial Guaranty Insurance Company. Under the provisions of the aforementioned portfolio insurance issued by Financial Guaranty, Financial Guaranty unconditionally and irrevocably agrees to pay to Citibank, N.A., or its successor, as its agent (the "Fiscal Agent"), that portion of the principal of and interest on the Bonds covered by the policy which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the Bonds. The term "due for payment" means, when referring to the principal of a Bond, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a Bond, the stated date for payment of interest, except that when the interest on a Bond shall have been determined, as provided in the underlying documentation relating to such Bond, to be subject to Federal income taxation, "due for payment" also means, when referring to the principal of such Bond, the date on which such Bond has been called for mandatory redemption as a result of such determination of taxability, and when referring to interest on such Bond, the accrued interest at the rate provided in such documentation to the date on which such Bond has been called for such mandatory redemption, together with any applicable redemption premium. The term "due for payment" will not include, when referring to either the principal of a Bond or the interest on a Bond, any acceleration of payment unless such acceleration is at the sole option of Financial Guaranty.

Financial Guaranty will make such payments to the Fiscal Agent on the date such principal or interest becomes due for payment or on the business day next following the day on which Financial Guaranty shall have received notice of nonpayment, whichever is later. The Fiscal Agent will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer but only upon receipt by the Fiscal Agent of (i) evidence of the Trustee's right to receive payment of the principal or interest due for payment and (ii) evidence, including any appropriate instruments of assignment, that all of the rights to payment of such principal or interest due for payment shall thereupon vest in Financial Guaranty. Upon such disbursement, Financial Guaranty shall become the owner of the Bond, appurtenant coupon or right to payment of principal or interest on such Bond and shall be fully subrogated to all of the Trustee's rights thereunder, including the right to payment thereof.

Pursuant to an irrevocable commitment of Financial Guaranty, the Trustee, upon the sale of a Bond covered under a policy obtained by an Insured Trust has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee will exercise the right to obtain Permanent Insurance only if upon such exercise the Insured Trust would receive net proceeds (sale of Bond proceeds less the insurance premium attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance is determined based upon the insurability of each Bond as of the Initial Date of Deposit and will not be increased or decreased for any change in the creditworthiness of such Bond.

Financial Guaranty is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1997, the total capital and surplus of Financial Guaranty was approximately $1,164,694,536. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department (telephone number (212) 312-3000) or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013,
Attention: Financial Condition Property/Casualty Bureau (telephone number (212) 621-0389).

In addition, Financial Guaranty is currently licensed to write insurance in all fifty states and the District of Columbia.

The information relating to Financial Guaranty contained above has been furnished by such corporation. The financial information contained herein with respect to such corporation is unaudited but appears in reports or other materials filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof.

AMBAC Assurance Corporation. Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation ("AMBAC Assurance"). The Insurance Policy of AMBAC Assurance obtained by an Insured Trust is noncancellable and will continue in force for so long as the Bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with AMBAC Assurance, in the event of a sale of a Bond covered by the AMBAC Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such Bond upon payment of a single predetermined premium from the proceeds of the sale of such Bond.

Under the terms of the Insurance Policy, AMBAC Assurance agrees to pay to the Trustee that portion of the principal of and interest on the Bonds insured by AMBAC Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the Bonds. The term "due for payment" means, when referring to the principal of a Bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a Bond, the stated date for payment of interest.

AMBAC Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by AMBAC Assurance that a nonpayment of principal or of interest on a Bond has occurred, but not earlier than the date on which the Bonds are due for payment. AMBAC Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of Bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where Bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, AMBAC Assurance shall pay principal only upon presentation and surrender of the unpaid Bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such Bonds to be registered in the name of AMBAC Assurance or its nominee. In cases where Bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, AMBAC Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest on the Bonds and delivery of an instrument of assignment, in satisfactory form, transferring to AMBAC Assurance all right under such Bonds to receive the interest in respect of which the insurance payment was made.

AMBAC Assurance is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in fifty states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,735,772,668 (unaudited) and statutory capital of $1,547,693,950 (unaudited) as of June 30, 1997. Statutory capital consists of AMBAC Assurance's policyholders' surplus and statutory contingency reserve. AMBAC Assurance is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Assurance.

Copies of AMBAC Assurance's financial statements prepared in accordance with statutory accounting standards are available from AMBAC Assurance. The address of AMBAC Assurance's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

The information relating to AMBAC Assurance contained above has been furnished by AMBAC Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information, subsequent to the date hereof.

In determining whether to insure bonds, Financial Guaranty and/or AMBAC Assurance has applied its own standards which are not necessarily the same as the criteria used in regard to the selection of bonds by the Sponsor. This decision is made prior to the Initial Date of Deposit, as bonds not covered by such insurance are not deposited in an Insured Trust, unless such bonds are Preinsured Bonds. The insurance obtained by an Insured Trust covers Bonds deposited in such Trust and physically delivered to the Trustee in the case of bearer bonds or registered in the name of the Trustee or its nominee or delivered along with an assignment in the case of registered bonds or registered in the name of the Trustee or its nominee in the case of Bonds held in book-entry form. Contracts to purchase Bonds are not covered by the insurance obtained by an Insured Trust although Bonds underlying such contracts are covered by insurance upon physical delivery to the Trustee.

Insurance obtained by each Insured Trust or by the Bond issuer, the underwriters, the Sponsor or others does not guarantee the market value of the Bonds or the value of the Units of such Trust. The insurance obtained by an Insured Trust is effective only as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, the insurance terminates as to such Bond on the date of sale. In the event of a sale of a Bond insured by an Insured Trust, the Trustee has the right to obtain Permanent Insurance upon the payment of an insurance premium from the proceeds of the sale of such Bond. Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value to such insurance obtained by an Insured Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering-How is the Public Offering Price Determined?" herein for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance on a Preinsured Bond is effective as long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

A contract of insurance obtained by an Insured Trust and the negotiations in respect thereof represent the only relationship between Financial Guaranty and/or AMBAC Assurance and the Fund. Otherwise neither Financial Guaranty nor its parent, FGIC Corporation, or any affiliate thereof, nor AMBAC Assurance nor its parent, AMBAC, Inc., or any affiliate thereof has any significant relationship, direct or indirect, with the Fund or the Sponsor, except that the Sponsor has in the past and may from time to time in the future, in the normal course of its business, participate as sole underwriter or as manager or as a member of underwriting syndicates in the distribution of new issues of municipal bonds in which the investors or the affiliates of FGIC Corporation and/or AMBAC Inc. have or will be participants or for which a policy of insurance guaranteeing the scheduled payment of interest and principal has been obtained from Financial Guaranty and/or AMBAC Assurance. Neither the Fund nor the Units of a Trust nor the portfolio of such Trust is insured directly or indirectly by FGIC Corporation and/or AMBAC Inc.

MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

As of June 30, 1997, MBIA had admitted assets of $5.4 billion (unaudited) and total liabilities of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1996, MBIA had admitted assets of $4.5 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.3 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality. Standard & Poor's rates all new issues insured by MBIA "AAA."

Capital Guaranty Insurance Company. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly-owned subsidiary of Financial Security Assurance Inc. For further description, see "Financial Security Assurance Inc." herein. The address of FSA Maryland and its telephone number are Steuart Tower, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC. CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 49 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's, and "AAA" by Duff & Phelps, Inc. ("Duff & Phelps"). Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. CapMAC commenced operations on December 24, 1987 as an indirect, wholly-owned subsidiary of Citibank (New York State), a wholly-owned subsidiary of Citicorp. On June 25, 1992, Citibank (New York State) sold CapMAC to Holdings (the "Sale").

Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other securities, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

CapMAC's obligations under the Surety Bond(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

THE SURETY BONDS ARE NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

In connection with the Sale, Holdings and CapMAC entered into an Ownership Policy Agreement (the "Ownership Policy Agreement"), which sets forth Holdings' intent with respect to its ownership and control of CapMAC and provides for certain policies and agreements with respect to Holdings' exercise of its control of CapMAC. In the Ownership Policy Agreement, Holdings has agreed that, during the term of the Ownership Policy Agreement, it will not and will not permit any stockholder of Holdings to enter into any transaction the result of which would be a change of control (as defined in the Ownership Policy Agreement) of CapMAC, unless the long-term debt obligations or claims-paying ability of the person which would control CapMAC after such transaction or its direct or indirect parent are rated in a high investment grade category, unless Holdings or CapMAC has confirmed that CapMAC's claims-paying ability rating by Moody's (the "Rating") in effect immediately prior to any such change of control will not be downgraded by Moody's upon such change of control or unless such change of control occurs as a result of a public offering of Holdings' capital stock.

In addition, the Ownership Policy Agreement includes agreements (i) not to change the "zero-loss" underwriting standards or policies and procedures of CapMAC in a manner that would materially and adversely affect the risk profile of CapMAC's book of business, (ii) that CapMAC will adhere to the aggregate leverage limitations and maintain capitalization levels considered by Moody's from time to time as consistent with maintaining CapMAC's Rating and (iii) that until

CapMAC's statutory capital surplus and contingency reserve ("qualified statutory capital") equal $250 million, CapMAC will maintain a specified amount of qualified statutory capital in excess of the amount of qualified statutory capital that CapMAC is required at such time to maintain under the aggregate leverage limitations set forth in Article 69 of the New York Insurance Law.

The Ownership Policy Agreement will terminate on the earlier of the date on which a change of control of CapMAC occurs and the date on which CapMAC and Holdings agree in writing to terminate the Ownership Policy Agreement; provided that, CapMAC or Holdings has confirmed that CapMAC's Rating in effect immediately prior to any such termination will not be downgraded upon such termination.

As of June 30, 1997, CapMAC had statutory capital and surplus of approximately $271.6 million, up from $266.2 million at March 31, 1997 and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires that CapMAC establishes and maintains the contingency reserve.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is
(212) 755-1155.

Financial Security Assurance. Financial Security Assurance Inc.
("Financial Security") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

Financial Security is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., U S West Capital Corporation and The Tokio Marine and Fire Insurance Co. Ltd. No shareholder of Financial Security is obligated to pay any debt of Financial Security or its subsidiaries or any claim under any insurance policy issued by Financial Security or its subsidiaries or to make any additional contribution to the capital of Financial Security or its subsidiaries. As of June 30, 1997, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $711,154,000 (unaudited) and $401,251,000 (unaudited), and the total shareholders' equity and the unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $861,209,000 (audited), and $461,203,000 (audited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or any of its domestic operating insurance company subsidiaries (including FSA Maryland) are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security and FSA Maryland reinsure a portion of their liabilities under certain of their financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit the obligations of Financial Security or FSA Maryland under any financial guaranty insurance policy.

The claims-paying ability of Financial Security and FSA Maryland is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Rating Services, Nippon Investors Service Inc. and Standard & Poor's (Australia) Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Connie Lee Insurance Company. Connie Lee Insurance Company ("Connie Lee"), a stock insurance company incorporated in Wisconsin, is a wholly-owned subsidiary of College Construction Loan Insurance Association ("CCLIA"), a stockholder-owned District of Columbia insurance holding company whose creation was authorized by the 1986 amendments to the Higher Education Act. The United States Department of Education ("DOE") and Student Loan Marketing Association ("Sallie Mae") are founding shareholders of College Construction Loan Insurance Association. CONNIE LEE IS NOT AN AGENCY OR INSTRUMENTALITY OF THE UNITED STATES GOVERNMENT, ALTHOUGH THE UNITED STATES GOVERNMENT IS A STOCKHOLDER OF CCLIA. THE OBLIGATIONS OF CONNIE LEE ARE NOT OBLIGATIONS OF THE UNITED STATES GOVERNMENT. As a federally authorized company, Connie Lee's structure and operational authorities are subject to revision by amendments to the Higher Education Act or other federal enactments.

Various bills containing provisions relating to the privatization of Connie Lee ("Connie Lee Privatization Legislation") are pending in the United States Congress. If enacted in the form included in these bills, the Connie Lee Privatization Legislation would, among other things, remove the restrictions that limit the types of obligations Connie Lee is permitted to insure and would authorize Connie Lee to engage in any business appropriate for any other fully private corporation. The Connie Lee Privatization Legislation would also provide for the disposition of the stock in CCLIA held by DOE and for the repeal of substantially all of the provisions of the Higher Education Act pertaining to the structure and other operational authorities of Connie Lee. While one bill containing the Connie Lee Privatization Legislation was passed by the House of Representatives in September of 1995 and companion legislation has been introduced in the Senate, it cannot be predicted whether, or in what form, the Connie Lee Privatization Legislation or other federal legislation affecting Connie Lee will ultimately be enacted into law, or the effect that any such enactment may ultimately have on Connie Lee.

As of March 31, 1997, the total policyholders' surplus of Connie Lee was $118,286,837 (unaudited) and total admitted assets were $234,959,025 (unaudited), as reported to the Commissioner of Insurance of the State of Wisconsin in Connie Lee's financial statements prepared in accordance with statutory accounting principles applicable to insurance companies. Copies of these financial statements are available from Connie Lee upon request.

CCLIA's consolidated annual (audited) and quarterly (unaudited) financial statements prepared in accordance with generally accepted accounting principles are filed periodically with the Nationally Recognized Municipal Securities Information Repositories designated under Rule 15c2-12 of the Securities and Exchange Commission. The information contained in these financial statements is incorporated herein by reference. Copies of these financial statements are available from Connie Lee upon request.

Standard & Poor's has rated the claims-paying ability of Connie Lee "AAA".

Connie Lee makes no representation regarding the Bonds or the advisability of investing in the Bonds. The above rating is not a recommendation to buy, sell or hold the Connie Lee insured Bonds and such rating is subject to the revision or withdrawal at any time by the rating agency. Any downward revision or withdrawal of the rating may have an adverse effect on the market price of the Connie Lee insured Bonds.

The address of Connie Lee's administrative offices and its telephone number are 1299 Pennsylvania Avenue, N.W., Washington, D.C. 20004 and
(202) 835-0090.

Because the Bonds in each Insured Trust are insured as to the scheduled payment of principal and interest and on the basis of the financial condition of the insurance companies referred to above, Standard & Poor's has assigned to units of each Insured Trust its "AAA" investment rating. This is the highest rating assigned to securities by Standard & Poor's. See "Description of Bond Ratings." The obtaining of this rating by each Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of each Insured Trust or the Units of such Trust. Standard

& Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Trust or sales by each Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Bonds. Such rating will be in effect for a period of thirteen months from the Initial Date of Deposit of an Insured Trust and will, unless renewed, terminate at the end of such period. There is no guarantee that the "AAA" investment rating with respect to the Units of an Insured Trust will be maintained.

An objective of portfolio insurance obtained by such Insured Trust is to obtain a higher yield on the Bonds in the portfolio of such Trust than would be available if all the Bonds in such portfolio had the Standard & Poor's "AAA" and/or Moody's Investors Service, Inc. "Aaa" rating(s) and at the same time to have the protection of insurance of scheduled payment of interest and principal on the Bonds. There is, of course, no certainty that this result will be achieved. Bonds in a Trust for which insurance has been obtained by the Bond issuer, the underwriters, the Sponsor or others (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Bonds for the portfolio of each Insured Trust, the Sponsor has applied the criteria herein before described.

How is the Public Offering Price Determined?

Secondary Market Sales Charge. The sales charge assessed on Units sold in secondary market transactions is determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds, in accordance with the following schedule.


                                                 Secondary Offering Period
                                                         Sales Charge
                                               ______________________________
                                                Percentage          Percentage
                                                of Public           of Net
                                                Offering            Amount
Years to Maturity                               Price               Invested
_________________                               __________          __________
0 Months to 1 Year                              1.00%               1.010%
1 but less than 2                               1.50                1.523
2 but less than 3                               2.00                2.041
3 but less than 4                               2.50                2.564
4 but less than 5                               3.00                3.093
5 but less than 6                               3.50                3.627
6 but less than 7                               4.00                4.167
7 but less than 8                               4.50                4.712
8 but less than 9                               5.00                5.263
9 but less than 10                              5.50                5.820
10 or more                                      5.80                6.157

There will be no reduction of the sales charges for volume purchases for secondary market transactions. A dealer will receive from the Sponsor a dealer concession of 70% of the total sales charges for Units sold by such dealer and dealers will not be eligible for additional concessions for Units sold pursuant to the above schedule.

                      DESCRIPTION OF BOND RATINGS*

* As published by the ratings companies.

Standard & Poor's. A brief description of the applicable Standard & Poor's rating symbols and their meanings follow:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.      Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA-Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.**

** Bonds insured by Financial Guaranty Insurance Company, AMBAC
   Assurance Corporation, Municipal Bond Investors Assurance Corporation, Connie Lee Insurance Company, Financial Security Assurance and Capital Guaranty Insurance Company are automatically rated "AAA" by Standard & Poor's.

AA-Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A-Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB-Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A 1 and Baa 1-Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa-Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(--)-Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction,
(b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Fitch Investors Service, Inc. A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings follow:

AAA-Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA-Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

A-Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB-Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

                               APPENDIX A

                           NEW YORK DISCLOSURE

The New York Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

Some of the more significant events and conditions relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on Official Statements and prospectuses issued by, and on other information reported by the State, the City, and the Agencies in connection with the issuance of their respective securities.

There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolios of the Trusts or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

(1) The State: The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State. However, the State's 1995-96 budget reflected significant actions to reduce the burden of State taxation, including adoption of a 3-year, 20% reduction in the State's personal income tax. During 1996-97, New York led the nation in tax cuts, at 54.1%, bringing the total value of tax reductions in effect for the 1997 year to over $6 billion. When measured as a percentage of personal income, state-imposed taxes in New York should be below the national median in 1997. The budget for fiscal year 1997-98 reflects an additional $170 million in tax reductions.

Slowdown of Regional Economy. A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. Economic recovery started considerably later in the State than in the nation as a whole due in part to the significant retrenchment in the banking and financial services industries, downsizing by several major corporations, cutbacks in defense spending, and an oversupply of office buildings. In the last few years, New York has shown signs of economic resurgence. Since 1994, New York has jumped from 15th to 6th in terms of total private sector employment growth compared to other states, gaining 140,000 private sector jobs since December 1994, despite banking layoffs and closure of a major automotive plant. Overall employment growth was close to 0.7%, almost 60,000 jobs, for 1996. National employment growth in 1996 was 2.0%. The New York economy in 1997 is expected to grow at about the same rate as in 1996. Many uncertainties exist in forecasts of both the national and State economies and there can be no assurance that the State economy will perform at a level sufficient to meet the State's projections of receipts and disbursements.

1997-98 Fiscal Year. The Governor presented the recommended Executive Budget for the 1997-98 fiscal year in January, 1997. The 1997-98 budget gap is smaller than the previous two fiscal year projections. The baseline budget forecast produced an estimated $2.3 billion budget imbalance, before reflecting any actions taken by the Governor to produce a balanced 1997-98 Financial Plan. Projections of baseline revenue growth showed a decline of almost $2 billion, reflecting the loss of non-recurring receipts used in 1996-97 and implementation of previously enacted tax reduction programs.

The 1996-97 surplus of $943 million reduced the 1997-98 budget gap to


Page A-1


$1.3 billion. Proposals included in the Executive Budget for 1997-98 close this remaining gap, reducing State spending for the third straight year, and permitting three new tax reduction proposals: the $1.7 billion, multi-year property tax reduction portion of STAR (School Tax Relief initiative); a three-year phased reduction in the estate and gift tax; and a $50 million reserve for additional targeted job-creating tax reductions. The budget also makes a significant investment in school aid-a proposed increase of $302 million on a school year basis as the first step toward implementing the $1.7 billion school aid portion of STAR.

The 1997-98 Financial Plan includes approximately $66 million in non-recurring resources, or only 0.2% of the General Fund budget-the lowest level in more than a decade. As compared to 1996-97, non-recurring resources are a much smaller component of the budget: down over $1 billion from last year's adopted budget. The loss of these resources in future years is more than offset by recommendations which provide higher annualized savings in 1998-99 and beyond.

Assuming these gap-closing actions, the Financial Plan projects receipts of $32.9 billion and spending of $32.8 billion in fiscal year 1997-98, with a required deposit of $15 million to the Tax Stabilization Reserve Fund (TSRF) and an increase of $24 million in the Contingency Reserve Fund (CRF). The closing fund balance in the General Fund is projected to be $332 million, the largest amount ever on deposit.

1996-97 Fiscal Year. The 1996-97 State Financial Plan projected General Fund receipts and transfers from other funds at $32.966 billion and disbursements and transfers to other funds at $32.895 billion. The 1996-97 General Fund Financial Plan continues to be balanced, with a projected surplus of $1.3 billion. This will be the second consecutive material budget surplus generated by the Governor's administration. Of this amount, $250 million is being used to accelerate the last portion of the Governor's personal income tax cut through changes to the 1997 withholding tables. This raises taxpayers' current take-home pay rather than issuing larger refunds in 1998. Of the remainder, $943 million is being used to help close the projected 1997-98 budget gap, and $65 million is being deposited into the Tax Stabilization Reserve Fund (the State's "rainy day" fund) as provided by the Constitution. This is the maximum amount that can be deposited, and increases the size of that fund to $332 million by the end of 1997-98, the highest balance ever achieved.

The surplus results primarily from growth in projected receipts. As compared to the enacted budget, revenues increased by more than $1 billion, while disbursements fell by $228 million. These changes from original Financial Plan projections reflect actual results through December 1996 as well as modified economic and caseload projections for the balance of the fiscal year.

The General Fund closing balance is expected to be $358 million at the end of 1996-97. Of this amount, $317 million will be on deposit in the TSRF, while another $41 million will remain on deposit in the CRF. The TSRF has an opening balance of $287 million, supplemented by a required payment of $15 million and an extraordinary deposit of $65 million from surplus 1996-97 monies. The $9 million on deposit in the Revenue Accumulation Fund will be drawn down as planned. The previously planned deposit of $85 million to the CRF, projected earlier to be received from contractual efforts to maximize Federal revenue, is not expected to materialize this year.

On November 16, 1993, the Court of Appeals, the State's highest court, affirmed the decision of a lower court in three actions, which declared unconstitutional State actuarial funding methods for determining State and local contributions to the State employee retirement system. Following the decision, the State Comptroller developed a plan to phase in a constitutional funding method and to restore prior funding levels of the retirement systems over a four-year period. The plan is not expected to require the State to make additional contributions with respect to the 1993-94 fiscal year nor to materially and adversely affect the State's financial condition thereafter. Through fiscal year 1998-99, the State expects to contribute $643 million more to the retirement plans than would have been required under the prior funding method.

Future Fiscal Years. There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

Indebtedness. General obligation bond financing of capital projects is accomplished through the issuance of full faith and credit State bonds which have been authorized by the voters. The 1997-98 Capital Program and Financing Plan (the "Capital Plan") assumes the continued use of


Page A-2


nine previously authorized bond acts, five for transportation and four for environmental and recreation programs. Most of the general obligation spending over the five years is financed by the 1996 Clean Water/Clean Air Bond Act, 1988 ACTION bonds (for highways and bridges) and the 1986 Environmental Quality bonds (primarily for hazardous waste remediation); the other six bond acts will be virtually depleted by the end of the Capital Plan period.

Spending supported by general obligation bonds increases to 13% of total spending in 1997-98, as spending from the 1996 Bond Act accelerates and spending peaks from 1986 hazardous waste bonds. Thereafter, general obligation supported spending declines annually to just 3% of capital spending in 2001-02. This decrease is projected despite the new $1.75 million authorization for the new Clean Water/Clean Air Bond Act, since remaining authorizations will be mostly spent by 2001-02. No new authorizations are assumed in these projections, however, general obligation bond financed spending will increase if new authorizations are proposed and approved by the voters. Overall, this category accounts for 8% of capital spending over the five years.

Ratings. Moody's rating of the State's general obligation bonds stood at A2 as of October 7, 1997, and S&P's rating stood at A as of August 28, 1997.

(2) The City and the Municipal Assistance Corporation ("MAC"): The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

Over the past three years, the rate of economic growth in the City has slowed substantially, and the City's economy is currently in recession.
The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City Comptroller has issued reports concluding that projected revenues may be less and future expenditures may be greater than those forecast in the financial plan.

Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1996 fiscal year or subsequent years, such developments could result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

The City projections set forth in its financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases


Page A-3


assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in such financial plan.

The City's ability to maintain a balanced operating budget is dependent on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1996 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1996 through 1999 contemplates the issuance of $9.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. Future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

1996-99 Financial Plan. On July 11, 1995, the City submitted to the Control Board the 1996-99 Financial Plan, which relates to the City, the Board of Education and the City University of New York. The 1996-99 Financial Plan is based on the City's expense and capital budgets for the City's 1996 fiscal year, which were adopted on June 14, 1995, and sets forth proposed actions by the City for the 1996 fiscal year to close substantial projected budget gaps resulting from lower than projected tax receipts and other revenues and greater than projected expenditures. In addition to substantial proposed agency expenditure reductions and productivity, efficiency and labor initiatives negotiated with the City's labor unions, the 1996-99 Financial Plan reflects a strategy to substantially reduce spending for entitlements for the 1996 and subsequent fiscal years.

The 1996-99 Financial Plan also sets forth projections for the 1997 through 1999 fiscal years and outlines a proposed gap-closing program to close projected budget gaps of $888 million, $1.5 billion and $1.4 billion for the 1997, 1998 and 1999 fiscal years, respectively, after successful implementation of the $3.1 billion gap-closing program for the 1996 fiscal year. The proposed gap-closing actions, a substantial number of which are not specified in detail, include various actions which may be subject to State or Federal approval.

On July 24, 1995, the City Comptroller issued a report on the 1996-99 Financial Plan. The report concluded that the 1996-99 Financial Plan includes total risks of $749 million to $1.034 billion for the 1996 fiscal year. With respect to the 1997-99 fiscal years, the report noted that the gap-closing program in the 1996-99 Financial Plan does not include information about how the City will implement the various gap-closing programs, and that the entitlement cost containment and revenue initiatives will require approval of the State legislature. The report estimated that the 1996-99 Financial Plan includes total risks of $2.0 billion to $2.5 billion in the 1997 fiscal year, $2.8 billion to $3.3 billion in the 1998 fiscal year, and $2.9 billion to $3.4 billion in the 1999 fiscal year.

On December 16, 1994, the City Comptroller issued a report noting that the capacity of the City to issue general obligation debt could be greatly reduced in future years due to the decline in value of taxable real property. The report concluded that the debt incurring power of the City would likely be curtailed substantially in the 1997 and 1998 fiscal years.

On July 21, 1995, the staff of the Control Board issued a report on the 1996-99 Financial Plan which identified risks of $873 million, $2.1 billion, $2.8 billion and $2.8 billion for the 1996 through 1999 fiscal years, respectively.

On July 24, 1995, the staff of the OSDC issued a report on the 1996-99 Financial Plan. The report concluded that there remains a budget gap for the 1996 fiscal year of $392 million, largely because the City and its unions have yet to reach an agreement on how to achieve $160 million in


Page A-4


unspecified labor savings and the remaining $100 million in recurring health insurance savings from last year's agreement. The report further noted that growth in City revenues is being constrained by the weak economy in the City, which is likely to be compounded by the slowing national economy, and that there is a likelihood of a national recession during the course of the 1996-99 Financial Plan. Moreover, the report noted that State and Federal budgets are undergoing tumultuous changes, and that the potential for far-reaching reductions in intergovernmental assistance is clearly on the horizon, with greater uncertainty about the impact on City finances and services.

Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1994, the City estimated its potential future liability in respect of outstanding claims to be approximately $2.6 billion. The 1996-99 Financial Plan includes provisions for judgments and claims of $279 million, $236 million, $251 million and $264 million for the 1996 through 1999 fiscal years, respectively.

Ratings. As of October 24, 1997, Moody's rating of the City's general obligation bonds stood at Baa1, and S&P's rating stood at BBB+ as of July 10, 1995.

On July 10, 1995, S&P revised downward its rating on City general obligation bonds from A- to BBB+ and removed City bonds from CreditWatch. S&P stated that "structural budgetary balance remains elusive because of persistent softness in the City's economy, highlighted by weak job growth and a growing dependence on the historically volatile financial services sector." Other factors identified by S&P in lowering its rating on City bonds included a trend of using one-time measures, including debt refinancings, to close projected budget gaps, dependence on unratified labor savings to help balance financial plans, optimistic projections of additional Federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels. Fitch Investors Service, Inc. continues to rate the City general obligations bond A-. Moody's rating for City general obligation bonds is Baa1.

On February 11, 1991, Moody's had lowered its rating from A. Previously, Moody's had raised its rating to A in May 1988, to Baa1 in December 1986, to Baa in November 1983 and to Ba1 in November 1981. S&P had raised its rating to A- in November 1987, to BBB+ in July 1985 and to BBB in March 1981.

As of June 30, 1995, the City and MAC had, respectively, $23.258 billion and $4.033 billion of outstanding net long-term indebtedness.

(3) The State Agencies: Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

(4) State Litigation: The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and


Page A-5


other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

On January 21, 1994, the State entered into a settlement with Delaware with respect to State of Delaware v. State of New York. The State made an immediate $35 million payment and agreed to make a $33 million annual payment in each of the next five fiscal years. The State has not settled with other parties to the litigation and will continue to incur litigation expenses as to those claims.

Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

(5) Other Municipalities: Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1996-97 and 1997-98 fiscal years.

Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York Insured Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

(6) Other Issuers of New York Municipal Obligations. There are a number of other agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of Bonds held by the New York Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the Bonds, could affect or could have an adverse impact on the financial condition of the issuers. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the New York Trust to pay interest on or principal of the Bonds.


Page A-6


               CONTENTS OF REGISTRATION STATEMENT

Item A.   Bonding Arrangements of Depositor

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National
Union Fire Insurance Company of Pittsburgh.

Item B.

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The Facing Sheet

     The Cross-Reference Sheet

     The Prospectus

     The Signatures

     Exhibits

     Financial Data Schedules


                        EXPLANATORY NOTE

     This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part I, a Part II and an Information Supplement, all dated the date of this Amendment No. 1 to the Registration Statement. Each prospectus will be identical with the exception of the respective
Part I which will contain the financial information specific to such underlying unit investment trust.

                          UNDERTAKINGS

     1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.




                               S-1
                           SIGNATURES

     The Registrant, The First Trust Combined Series 271, hereby identifies The First Trust Combined Series 83, The First Trust Combined Series 198, The First Trust Combined Series 251, The First Trust Combined Series 248, The First Trust Combined Series 258 and The First Trust Special Situations Trust, Series 18, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Combined Series 271, has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 25, 1997.

                              THE FIRST TRUST COMBINED SERIES 271

                              By:  NIKE SECURITIES L.P.
                                   (Depositor)


                              By:  Robert M. Porcellino
                                   Vice President





                               S-2


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

        NAME                  TITLE*                   DATE

Robert D. Van Kampen Director             )
                     of Nike Securities   )
                     Corporation, the     )  November 25, 1997
                     General Partner of   )
                     Nike Securities L.P. )
                                          )
                                          )
David J. Allen       Director of          ) Robert M. Porcellino
                     Nike Securities      )    Attorney-in-Fact**
                     Corporation, the     )
                     General Partner of   )
                     Nike Securities L.P.



* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.


                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts"  and to the use of our report dated November  25,  1997
(File  No.  333-22611) and related Prospectus of The First  Trust
Combined Series 271.




                                             ERNST & YOUNG LLP


Chicago, Illinois
November 25, 1997



                       CONSENTS OF COUNSEL

The  consents  of  counsel  are  contained  in  their  respective opinions  filed by this amendment as Exhibits 3.1, 3.2, 3.3,  3.4 and 3.5 to the Registration Statement.



         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



CONSENT OF STANDARD & POOR'S RATINGS SERVICES, A DIVISION OF THE
                   McGRAW-HILL COMPANIES, INC.

The consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as
Exhibit 4.2 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Combined Series 145 and subsequent Series effective October 16, 1991, among Nike Securities L.P., as Depositor, United States Trust Company of New York, as Trustee, Securities Evaluation Service, Inc., as
        Evaluator and Nike Financial Advisory Services L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).

1.1.1 Form of Trust Agreement for Series 271 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, General Partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.7 Master Agreement Among Underwriters (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-
        43289]  filed  on  behalf  of The  First  Trust  Combined
        Series 145).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 on page 2 and incorporated herein by reference).


                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3     Opinion  of  counsel  as  to  New  York  tax  status   of
        securities being registered and opinion of state counsel.

3.4     Opinion of counsel as to advancement of funds by Trustee.

4.1     Consent of Securities Evaluation Service, Inc.

4.2 Consent of Standard & Poor's Ratings Services, A division of The McGraw-Hill Companies, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



EX-27   Financial Data Schedules.




                               S-6